FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of November, 2019 Commission File Number: 001-09531 Telefónica, S.A. (Translation of registrant's name into English) Distrito Telefónica, Ronda de la Comunicación s/n, 28050 Madrid, Spain 3491-482 87 00 (Address of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes No X Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A. TABLE OF CONTENTS Sequential Page Item Number Telefónica – 2019 Third quarter financial results 1. 2

INTERIM MANAGEMENT STATEMENT JANUARY – SEPTEMBER 2019

TABLE OF CONTENTS TELEFÓNICA Consolidated Results 6 • Digitalisation and Monetisation 9 • Telxius 11 RESULTS BY BUSINESS UNITS Telefónica España 19 Telefónica Deutschland 22 Telefónica UK 25 Telefónica Brasil 28 Telefónica Hispam Sur 31 • Argentina, Chile, Perú Telefónica Hispam Norte 41 • Colombia, México ADDENDA Key Holdings of the Telefonica Group 48 Changes to the Perimeter 49 Alternative performance measures 50 The financial information related to January-September 2019 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). Telefonica Group applies hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information of periods ended after July 1, 2018. The information presented in prior results to July 1, 2018 have not been restated. Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings. The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails. 5

01 CONSOLIDATED RESULTS Telefónica Group's access base stood at 345.8m at September 2019, virtually stable y-o-y excluding changes in the perimeter. The continued quality improvement of the customer base explained the growth in average revenue per access (+4.3% y-o-y organic; +4.7% in January-September), while churn improved 0.2 p.p. both y-o-y and q-o-q. Commercial highlights include: i) LTE accesses totalling 129.8m (+16% y-o-y), with 3.6m quarterly net additions and a penetration of 54% (+10 p.p. y-o-y); ii) mobile contract accesses (128.2m; +6% y-o-y organic), with quarterly organic net additions of 1.9m (49% of total mobile accesses; +4 p.p. y-o-y); iii) smartphones (168.3m; +3% y-o-y organic), reached a penetration of 71% (+4 p.p. y-o-y); and iv) FTTx/Cable (14.2m; +11% y-o-y) reported quarterly net additions of 261k, accounting for 67% of total fixed broadband (+8 p.p. y-o-y) with a coverage of 54.5m premises passed with proprietary network (+11% y-o-y). Telefónica Group's January-September 2019 results were affected by the exit from the perimeter of consolidation of T. Panamá (1 September), T. Nicaragua (1 May), T. Guatemala (1 January), and Antares (1 February), as well as the sale of 9 Data Centers. Their corresponding capital gains amounted to €664m in January-September at OIBDA level (T. Panamá, €199m, and Data Centers, €197m, in the quarter) and at the same time their exit from the perimeter detracted 0.6 p.p. from revenue y-o-y reported growth and 0.7 p.p. from that of OIBDA (-0.9 p.p. and -1.1 p.p.respectively in the third quarter). On the other hand, the sale of T. Panamá, T. Nicaragua and T. Guatemala reduced total accesses by 8,6m in January-September 2019 (7,6m mobile prepay). At the same time, the reported variation of the consolidated financial statements for January-September 2019 reflected the adoption of IFRS 16 since 1 January 2019 (the statements for January-September 2018 were reported according to IAS 17). The organic variation excluded the impact of the accounting change to IFRS 16 (+€412m in July-September and +€1,180m in January-September on OIBDA; -€406m and -€1,189m respectively on depreciation and amortisation; -€65m and -€166m on net financial expenses; and -€25m and -€112m on profit attributable to ordinary equity holders of the parent company). The Consolidated Statement of Financial Position at 30 September 2019 included lease liabilities, including those held for sale, amounting to €7,301m. On the other hand, exchange rate evolution negatively affected the Company's reported results for January-September 2019 mainly due to the depreciation of the Brazilian real and the Argentine peso against the Euro. In the third quarter foreign currencies reduced y-o-y revenue growth by 2.0 p.p. and OIBDA by 1.5 p.p. mainly due to the evolution of the Argentine Peso, though the trend improved sequentially on better y-o-y comps of the Brazilian real against the Euro (-3.7 p.p. and -3.2 p.p. respectively in the first nine months). At the same time, the negative impact of the depreciation of currencies at the OIBDA level (-€391m in the first nine months) decreased significantly in terms of cash flow generation (-€160m). Additionally, the inflation adjustment negatively impacted the consolidated results of the Telefónica Group in January-September (-€155m on revenues, -€79m on OIBDA,-€215m on OI and -€19m on CapEx) and in July-September (-€207m on revenues, -€71m on OIBDA, -€93m on OI and -€22m on CapEx), being the y-o-y evolution comparable in both periods as the Group started applying hyperinflation accounting to its companies whose functional currency is the Argentine peso for periods ending since 1 July 2018. Revenues totalled €11,902m in the third quarter (€36,023m in January-September) and increased by 1.7% y-o-y (+0.7% in January-September). In organic terms, revenues increased by 3.4% y-o-y in the third quarter (+3.6% in the first nine months), highlighting handset sales growth acceleration (+17.0%) and sustained service revenue growth (+1.8%). Excluding the negative impact from regulation (-0.6 p.p. in the third quarter; -0.7 p.p. in the first nine months) revenues would have grown by 4.0% y-o-y organic (+4.3% in January-September). Revenues coming from broadband connectivity and services beyond connectivity accounted for 55% of the total (+2 p.p. y-o-y), reflecting the transformation of the revenue mix and increasing business sustainability, while voice and access decreased by 3 p.p. to represent less than a third of the total. In the third quarter, provisions for restructuring costs amounted to €1,876m (€34m in the same period of 2018), affecting personnel expenses (€1,873m) and other net income/expense (€3m), mainly €1,732m in T. España, €93m in T. Hispam Sur, and €48m in Other Companies. 6

Such provisions did not impact free cash flow generation in the quarter and were carried out within the Company’s transformation and simplification process, which shall enable the generation of incremental savings and efficiencies with a positive impact on cash generation. Operating expenses were €9,897m in July-September (€26,270m in January-September) and their y-o-y evolution in reported terms (+24.0% in the quarter; +7.7% in the first nine months) was significantly affected by i) the provision for restructuring costs in personnel expenses; and ii) the positive impact recorded in 2018 associated with a favourable court ruling in Brazil (€307m in July-September; €792m in January-September). In addition to the positive impact in 2019 associated with the application of the new IFRS 16 accounting standard mentioned above. In organic terms, operating expenses increased by 5.3% y-o-y in the third quarter (+5.6% in the first nine months). Supplies grew by 8.2% y-o-y in July-September (+7.1% in January-September) due to strong high-value handset consumption, higher content costs and more expenses associated with increased IT business. Other operating expenses increased (+2.6% compared with July-September 2018; +4.3% vs. January-September 2018) after recording higher network and system costs as well as customer management, although their growth trend eased vs. prior quarter. Personnel expenses increased by 5.2% y-o-y in the quarter (+5.4% in the first nine months), mainly affected by salary updates in Argentina and higher expense in Brazil, associated to the insourcing of IT/systems activities. The average staff of January-September 2019 stood at 118,022 employees (-3.4% y-o-y). Gains on sale of fixed assets totalled €459m in the third quarter (€65m in the same period of 2018), highlighting mainly the impact on OIBDA of capital gains from the sale of T. Panamá (€199m), 9 Data Centers (€197m; of which €109m in Other Companies, €29m in T. Hispam Sur, €27m in T. España, €15m in T. Brasil and €17m in T. Hispam Norte), towers (highlighting €16m in T. Colombia) and real estate (highlighting €18m in T. España). Operating income before depreciation and amortisation (OIBDA) totalled €2,748m in July-September (€11,450m in January-September) and its y-o-y evolution is affected by the abovementioned factors. Underlying OIBDA totalled €4,243m in the third quarter (€12,611m in January-September), after excluding restructuring costs (-€1,876m), capital gains (+€391m) and other factors (-€10m). In organic terms, OIBDA grew by 0.8% y-o-y in the quarter (+1.1% in the first nine months), on the back of sustained revenue growth and savings from digitalisation and simplification, among other cost control measures. Excluding the negative impact of regulation (-0.5 p.p. in July-September; -0.6 p.p. in January-September), OIBDA would have increased by 1.3% y-o-y organic (+1.7% in the first nine months). OIBDA margin stood at 23.1% in the third quarter (-11.4 p.p. y-o-y; -0.8 p.p. organic), mainly affected by the provision for restructuring costs before mentioned. In January-September, OIBDA margin reached 31.8% (-1.9 p.p. y-o-y; -0.8 p.p. in organic terms). Depreciation and amortisation totalled €2,580m in July-September and increased by 22.1% y-o-y (+18.9% in January-September), affected by the aforementioned impact from IFRS 16 adoption. In organic terms, it increased 3.9% y-o-y in the third quarter (+3.4% in January-September). Thus, operating income (OI) reached €169m in the third quarter (-2.7% organic). In the first nine months, operating income totalled €3,622m (-1.6% organic). Net financial expenses in July-September totalled €540m vs. €209m in July-September 2018 (positively impacted in €223m due to a favourable court ruling in Brazil), and reflected the impact from the adoption of IFRS 16. Corporate income tax in the third quarter was affected by the aforementioned restructuring provision and increased results by €102m. In January-September corporate income tax totalled €654m (-60.8% y-o-y). Profit attributable to non-controlling interests in the third quarter (€176m) fell 15.6% y-o-y, mainly due to the lower profit attributable to minority interests of T. Brasil, partly offset by the impact from the capital gain from the sale of T. Panamá. Thus, the profit attributable to ordinary equity holders of the parent company (-€443m in July-September; €1,344m in January-September) was mainly affected by the provision for restructuring costs of the third quarter. However, in underlying terms net income reached €806m in July-September, after excluding restructuring costs (-€1,402m), capital gains (+€267m) and other factors (-€114m). January-September underlying net income was €2,588m. Basic earnings per share amounted to -€0.10 in the third quarter and €0.22 in January-September. In underlying terms, EPS totalled €0.14 and €0.47, respectively. 7

CapEx in January-September totalled €6,657m (+17.2% y-o-y) and included €1,465m of spectrum (€1,443m in the third quarter of which €1,425m in T. Deutschland, with no impact on free cash flow in the period following the approval of a deferred payment schedule). In organic terms, it increased 4.6% y-o-y affected by a different calendar of execution, decelerating sequentially its growth trend (+1.4% in the third quarter), and continued to focus on accelerating excellent connectivity (deployment of LTE and fibre networks, increased network capacity and virtualisation) and improving quality and customer experience (implementation of AI in the Company's technology platforms). OIBDA-CapEx reached €4,793m in the first nine months of 2019, down 24.6% y-o-y mainly due to the impact on OIBDA of the third quarter provision for restructuring costs (-1.5% organic, affected by a different calendar of CapEx execution). Interest payments in January-September (€1,058m) decreased by 17.5% y-o-y (-28.0% excluding IFRS 16), mostly due to the reduction of both debt and cost of debt, and the collection of proceeds from the interests associated to the extraordinary tax refund in Spain. The effective cost of interest payments over the last 12 months (excluding IFRS 16 and the extraordinary tax refund in Spain) stood at 3.30% as of September 2019 (3.52% as of September 2018). As a result of the extraordinary €702m tax refund in Spain in the first quarter 2019, tax payments in the first nine months amounted to a positive €328m. Excluding this effect, tax payments would be below the reported figure for the same period of 2018, mainly due to lower corporate income tax payment at a Group level. Working capital contributed €482m to free cash flow generation in January-September 2019 mainly due to the deferred payment of the spectrum acquired in Germany in the third quarter, the application of Brazilian court rulings and real estate sales, partially offset by CapEx seasonality and tax prepayments. It was particularly noteworthy the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or the factoring firm where those had been discounted. Compared to January-September 2018, there was an improvement of €1,642m, mainly due to the spectrum in Germany and the aforementioned Brazilian court rulings. Operations with minority shareholders detracted €445m to free cash flow generation in the first nine months of 2019 vs. the €527m drag in the same period of 2018. Thus, free cash flow before principal payments of lease liabilities reached €5,302m in January-September 2019. However, after these payments (-€1,152m), free cash flow totalled €4,150m in January-September 2019 and increased by 40.3% y-o-y. Net financial debt at September 2019 (€38,293m) decreased by €2,781m vs. December 2018 thanks to free cash flow generation (€4,150m), net financial divestments (€1,170m; sale of 9 Data Centers, T. Panamá, T. Nicaragua, T. Guatemala and Antares) and the issuance and replacement of capital instruments (€686m). In contrast, the factors that increased debt were: i) shareholder remuneration (€1,529m, including coupon payments of capital instruments), ii) labour-related commitments (€595m), and iii) other factors (€1,101m mainly partial compensations from favourable Brazilian court rulings in 2018). In the third quarter, net financial debt decreased by €1,937m thanks to free cash flow generation (€1,394m), net financial divestments (€849m; sale of 9 Data Centers and T. Panamá) and the issuance of capital instruments (€500m). In contrast, the factors that increased debt were: i) shareholder remuneration (€254m, including coupon payments of capital instruments), ii) labour-related commitments (€176m) and iii) other factors (€376m; mainly the partial compensations from favourable Brazilian court rulings in 2018). On the other hand, following the adoption of IFRS 16, lease liabilities, including those held for sale, amounted to €7,301m. Net financial debt including lease liabilities amounted to €45,594m. In January-September 2019, the financing activity of Telefónica amounted to €6,899m equivalent (without considering the refinancing of commercial paper and short-term bank loans) and focused on maintaining a solid liquidity position and refinancing and extending debt maturities (in an environment of low interest rates). Thus, as of the end of September, the Group has covered debt maturities for the next two years. The average debt life stood at 10.7 years (vs. 9.0 years in December 2018). The main financing operations of the quarter included: – In July, Telefónica Emisiones, S.A.U. completed a €500m, 20-year senior debt issue with an annual coupon of 1.957%. These tenors are usually very difficult to access, as they are carried out under very positive market conditions, and are often restricted to companies with high credit ratings. 8

– In September, T. Europe, B.V. issued Undated Deeply Subordinated Guaranteed Fixed Rate Reset Securities, with the subordinated guarantee of Telefónica S.A., for a nominal amount of €500m subject to a call option excercisable from the eighth anniversary of the issuance date. Throughout the first nine months, Telefónica Group obtained funding by means of extending payment terms with suppliers or the factoring firm where those had been discounted, for a total of €302m equivalent (€349m equivalent in July-September 2018). Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,477m at September. At September, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €13,084m (€12,741m maturing in over twelve months) which, combined with the cash equivalents position and current financial assets, placed liquidity at €24,899m. Definitions: Organic growth: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers a constant perimeter of consolidation. Excludes the effect of the accounting change to IFRS 16, write-downs, capital gains/losses from the sale of companies, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments. Underlying growth: Reported figures excluding write-downs, capital gains/losses from the sale of companies, restructuring costs, material non-recurring impacts and depreciation and amortisation charges from purchase price allocation processes. Digitalisation and Monetisation (y-o-y changes in organic terms) Telefónica made progress in the digital transition towards sustainable and profitable growth, upgrading its network infrastructures and providing excellent connectivity in speed, coverage and security. – The Group’s FTTx/cable network reached 123m of premises passed (54.5m own network; +11% y-o-y); 22.7m FTTH in Spain, 20.7M in Brazil and 11.1M FTTx/cable in Hispam (+24% y-o-y). Connected retail FTTx/cable accesses totalled 14.2m (+11% y-o-y), where UBB accesses accounted for 67% of total broadband (+8 p.p. y-o-y). Investment in fiber is key for Telefónica and will allow the generation of revenues and efficiencies with the capture of savings due to the dismantling of copper networks. The technological evolution of the fiber throughout its useful life of more than 30 years, will allow offering up to 10 Gbps symmetrical and optimise the deployment of 5G. In parallel, the new access network “Open Access” will support increasingly flexible and virtually controlled services. – LTE coverage already reached 79% (+2.3 p.p. y-o-y; 95% in Europe and 73% in Latin America) and traffic accounted for 77% of total. Its deployment benefits from the higher spectral efficiency of 4G (x2.4 vs. 3G) and the spectrum released in 2G (56% in 2019 vs. 41% in 2016), an expanded effect with VoLTE (10% of total voice traffic). “MIMO 4x4” helps to improve the quality of mobile service, highlighting Brazil and Germany where the network quality improved significantly. Progress in 5G was driven by leadership in fibre and network virtualisation (“UNICA” in 10 countries), highlighting: The 5G Technological Cities project (Talavera, Segovia and Málaga) was extended to Alcobendas and Galicia with new use cases such as virtual reality in bank branches, assisted driving or remote medical diagnostics. In the UK, the launch of the 5G network in October (Belfast, Cardiff, Edinburgh, London, Slough and Leeds). Progress in validating 4.5G and “Massive MIMO” technologies, use of “OpenRAN” and tests of “Open Source MANO” for the orchestration of “Network Slices” on the same infrastructure. 9

– The expansion of the mobile network and fibre access in Europe is accelerating through the network sharing agreements, which will reduce the resources needed to increase coverage and quality of service. It is worth highlighting the agreements signed with Vodafone, in the United Kingdom for 5G deployment, in Germany for the access to its cable network (24m households passed with 300 Mbps), and in Brazil the agreement reached with TIM for 2G network compaction and 4G deployment, have been crucial new developments. In parallel, mobile and fixed legacy network shutdown plans (3G and copper) in Spain and LatAm were accelerated. – The transformation of the data network core (IP network) reached 43% (+29 p.p. y-o-y), enabling less investment to support the same traffic levels (40% vs the former IP technology). – The unified fixed access customer equipment ecosystem, developed in-house has increased scale, 36m devices (6.3M HGUs, fibre terminal and 10G router with WiFi 6; 80% of FTTH customers), offering state-of-the-art connectivity and access to the open digital services platform with lower costs and breakdown rate. Telefónica increased by 6 p.p. y-o-y the migration to “Full Stack” with 33% of migrated customers (99m) and 67% of processes digitalised and managed in real time (+4 p.p. y-o-y). Through the E2E Digital Transformation programme in January-September 80% of 2019 savings targets were achieved (>€340m on top of >€300m achieved in 2018). The main drivers for the transformation were: – Improved digital experience in sales process Online commercial operations grew by 27% y-o-y in 9M 19, mainly due to the enhance of e-commerce portals and Data Driven models that allow marketing, offers and interactions with customers to be customised. In Spain, over 75% of online offers are customised; in the United Kingdom online sales grew over 27% up to September; and in Brazil, FTTH's digital sales increased over 60%. – Digitalisation of customer services The number of calls answered in Call Centres decreased by 13% vs 9M 18 thanks to the Cognitive Platforms of the Contact Centres that continued their use cases deployment in Peru and Brazil (>34m of calls answered by virtual agents; >90% understanding rate) and the common use of digital channels such as chatbots and WhatsApp. Blockchain applied to supply chain management in Brazil, was over 800,000 daily transactions. – Process automation RPA programmes in Brazil and Spain, among the most ambitious programmes in the sector, surpassed 1,000 robots deployed (with impact on service quality and cost savings). In Brazil, the amount of technician field visits fell by >20%. In the third platform and in the consumer segment (customised and flexible proposals), is worth highlighting in the quarter the new data and handset configurable offering in Germany, and new unlimited data plans in the UK (with entry tariffs above blended ARPU). The integrated offer with handset drove handset revenues, ARPU and churn reduction. "Phoenix" handset renewal program of contract customers, based in AI and implemented in 7 countries, offered very positive results in Colombia and Peru (+17% and +36% in renewals vs. Q3 18 respectively) in terms of revenue generation and commercial cost savings. In the business segment, the “Core Digital” offer (Communication, Cloud, Security) was further enriched with own and third party VAS, leveraged on the Group's scale and assets (virtualised networks, 25 data centres and 11 security centres). Business revenues in the quarter (€2,263m) rose by 3.7% y-o-y (Europe: €1,270m, +1.3% and Latin America: €993m, +6.5%). Digital services (€545m; +28.0% y-o-y) continued to drive B2B revenue growth, primarily Cloud, IoT and Security. In relation with the customer satisfaction in both segments, the Group’s NPS (Net Promoter Score) indicator was 20% at September (+1 p.p. y-o-y). Digital services revenues totalled €1,939m in July-September (+17.4% y-o-y) and €5,722m in the first nine months (+19.2% y-o-y): – Video revenues (€757m in the quarter, 39% of digital revenues) accelerated their growth to 6.9% y-o-y, supported by the increase in accesses to 9.8m (8.6m in pay TV, +13% y-o-y in IPTV, and 1.2m active accesses in the OTT “Movistar Play” service in Latin America, +86% y-o-y). 10

– Revenues in Advanced Digital Services (€439m in the quarter, 23% of digital services) increased by 32.1%, driven by the business segment. Highlights of the quarter: Cloud (€176m; +23.6% y-o-y) underpinned by the IaaS and SaaS businesses, which outperformed the market in every country, highlighting the “Virtual Data Centre” service, new multi-cloud projects won and the commercialisation of O365 licences (+825k managed, +41% y-o-y in revenues). IoT (€130m; +33.4% y-o-y) reached 22.4m of connected accesses (+1.1m in the quarter) thanks to the positive traction of the IoT solutions of managed connectivity. “Vivo Car” was launched in Brazil, following the Spain launch in Q1 19. Security (€128m; +41.8% y-o-y) achieved further solid progress; Telefónica was acknowledged as a “Very Strong Player” in the Global Managed Security Services by the GlobalData industry analyst. – Contents revenues (€573m in the quarter) were up 24.0% y-o-y on the back of the performance in Brazil and Other Digital Services (€170m in July-September) rose by 12.3% y-o-y mainly driven by advertising. Lastly, the fourth platform accelerates the transformation of the Company through the application of Artificial Intelligence-based solutions with very positive results in customer experience, revenue generation and efficiency. Several projects are progressing for the final customer: “Aura”, new customer relationship and home service management model, in 8 countries; “Movistar Home”, a home assistant with Aura that uses the “Home as a Computer” strategy to create differential experiences open to third parties; “Novum”, the global self-management application which helps to integrate the Big Data capabilities in the platform; and LUCA portfolio, that helps B2B customers to accelerate the AI capabilities creation. At the same time, AI drives internal processes in various areas such as network planning or customization of offerings. Telxius (y-o-y changes in organic terms) In the third quarter of 2019 Telxius strengthened its positioning as a reference operator. In the Towers business it is noteworthy the acquisition of 432 towers from Telefónica in Spain, Peru and Chile, up to a total of 1,090 towers acquired in 2019, and the acceleration of new towers built with 148 in the quarter (361 in January-September). Thus, the portfolio reached 18,130 towers to September (+9.5% y-o-y), with a tenancy ratio of 1.35x being that of the new towers acquired 1.01x. In the Cable business, it is worth mentioning the exceptional sales of capacity registered in BRUSA (Brazil - United States) in Q3 18, and in MAREA (United States - Spain) in Q1 19 and Q2 19. Revenues totalled €200m in the quarter and decreased by 14.9% y-o-y, although they accelerated the growth to 7.5% y-o-y excluding the exceptional sale of capacity (+3.8 p.p. q-o-q), with Towers revenues (€89m) registering a solid growth of 7.6% y-o-y, and cable revenues improving its evolution sequentially thanks to a more favourable y-o-y comparison (€111m; +7.5% y-o-y excluding the mentioned transactions). In January-September, revenues amounted to €635m (+4.3%; + 5.5% excluding exceptional sales in Cable), those of Towers' business amounted to €261m (+8,8%) and those of Cable €374m (+2.9% excluding the mentioned transactions). OIBDA amounted to €128m (€381m in 9M) in July-September and accelerated its strong y-o-y growth up to 13.8% (+9.1% in 9M) excluding the mentioned exceptional sale (-6.9% including it; +6.1% in 9M). OIBDA margin stood at 64.1% in the quarter (60.0% in 9M) and improved by 4.3 p.p. y-o-y (+2.8 p.p. excluding the exceptional sale). CapEx totalled €177m (+30.7% y-o-y) in 9M, including €118m for the acquisition of towers. Excluding this acquisition, CapEx maintained the decreasing trend following the completion of MAREA and BRUSA cables deployment in 2018. Thus, OIBDA-CapEx amounted to €204m in January-September (1.8x higher y-o-y excluding exceptional sales in cable and towers acquisition). 11

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA
ACCESSES
Unaudited figures (thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	338,190.8	338,830.1	337,396.8	337,051.5	331,995.4	326,231.2	324,975.2	(3.7)
Fixed telephony accesses (1)	36,674.0	36,281.6	35,733.5	35,273.6	34,262.8	33,202.5	32,338.2	(9.5)
Internet and data accesses	21,827.0	21,911.5	22,087.7	22,087.5	21,956.2	21,788.5	21,596.2	(2.2)
Broadband	21,385.9	21,460.2	21,638.0	21,645.2	21,586.5	21,449.2	21,262.9	(1.7)
FTTx/Cable	11,491.8	12,216.0	12,766.4	13,213.1	13,580.5	13,931.1	14,191.8	11.2
Mobile accesses	271,084.9	271,901.0	270,730.3	270,814.9	266,948.5	262,471.8	262,439.1	(3.1)
Prepay	153,623.2	152,234.0	149,131.7	147,062.0	142,125.6	135,997.9	134,228.9	(10.0)
Contract	117,461.7	119,667.0	121,598.5	123,752.9	124,822.9	126,473.9	128,210.1	5.4
M2M	16,778.1	17,623.4	18,397.9	19,483.0	20,388.6	21,357.5	22,390.1	21.7
Pay TV	8,604.9	8,736.1	8,845.3	8,875.4	8,828.0	8,768.5	8,601.7	(2.8)
Wholesale Accesses	19,021.1	18,966.5	19,207.0	19,520.0	20,419.6	20,349.2	20,845.4	8.5
Fixed wholesale accesses	4,222.2	4,082.6	3,987.7	3,951.5	3,895.1	3,859.9	3,851.1	(3.4)
Mobile wholesale accesses	14,798.9	14,883.9	15,219.3	15,568.5	16,524.5	16,489.3	16,994.3	11.7
Total Accesses	357,211.9	357,796.6	356,603.8	356,571.5	352,415.0	346,580.4	345,820.6	(3.0)

- T. Panamá's accesses excluded since 1 September 2019, T. Nicaragua's since 1 May of 2019 and T. Guatemala's since 1 January of 2019.
(1) Includes fixed wireless and VoIP accesses. In Spain, since Q1 18 business accesses were restated.

TELEFÓNICA
MOBILE ACCESSES
Unaudited figures

	2018				2019			
	March	June	September	Decembe	March	June	September	%Chg
Contract percentage (%)	43.3%	44.0%	44.9%	45.7%	46.8%	48.2%	48.9%	3.9 p.p.
Smartphones ('000)	161,572.5	163,886.0	166,794.1	167,693.5	166,241.7	165,070.0	168,284.4	0.9
Smartphone penetration (%)	64.4%	65.3%	66.9%	67.5%	68.2%	69.1%	70.8%	3.9 p.p.
LTE ('000)	102,910.4	106,617.8	111,529.1	117,369.5	121,494.0	126,229.0	129,790.4	16.4
LTE penetration (%)	40.5%	41.9%	44.2%	46.7%	49.3%	52.4%	54.1%	9.9 p.p.

12

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	Reported	Organic	2019	2018	Reported	Organic
Revenues	36,023	35,776	0.7	3.6	11,902	11,699	1.7	3.4
Internal exp. capitalised in fixed assets	645	595	8.4	10.0	214	193	11.3	11.9
Operating expenses	(26,270)	(24,395)	7.7	5.6	(9,897)	(7,980)	24.0	5.3
Supplies	(9,891)	(10,015)	(1.2)	7.1	(3,357)	(3,366)	(0.3)	8.2
Personnel expenses	(6,317)	(4,472)	41.3	5.4	(3,289)	(1,401)	134.8	5.2
Other operating expenses	(10,061)	(9,909)	1.5	4.3	(3,251)	(3,213)	1.2	2.6
Other net income (expense)	166	54	209.1	(27.9)	72	62	17.8	(0.1)
Gain (loss) on sale of fixed assets	901	117	n.s.	230.7	459	65	n.s.	121.1
Impairment of goodwill and other assets	(15)	(112)	(86.2)	(34.3)	(2)	(1)	226.5	210.3
Underlying operating income before D&A (OIBDA)	*12,611*				*4,243*			
Operating income before D&A (OIBDA)	11,450	12,035	(4.9)	1.1	2,748	4,038	(31.9)	0.8
OIBDA Margin	*31.8%*	*33.6%*	*(1.9 p.p.)*	*(0.8 p.p.)*	*23.1%*	*34.5%*	*(11.4 p.p.)*	*(0.8 p.p.)*
Depreciation and amortization	(7,827)	(6,581)	18.9	3.4	(2,580)	(2,112)	22.1	3.9
Operating income (OI)	3,622	5,454	(33.6)	(1.6)	169	1,926	(91.2)	(2.7)
Share of profit (loss) of investments accounted for by the equity method	10	2	n.s.		2	(3)	c.s.	
Net financial income (expense)	(1,191)	(575)	107.1		(540)	(209)	158.2	
Profit before taxes	2,441	4,881	(50.0)		(369)	1,714	c.s.	
Corporate income tax	(654)	(1,669)	(60.8)		102	(366)	c.s.	
Profit for the period	1,787	3,212	(44.4)		(267)	1,348	c.s.	
Attributable to equity holders of the Parent	1,344	2,721	(50.6)		(443)	1,139	c.s.	
Attributable to non-controlling interests	443	491	(9.7)		176	209	(15.6)	
Weighted average number of ordinary shares outstanding during the period (millions)	5,121	5,127	(0.1)		5,114	5,127	(0.2)	
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.22	0.46	(52.6)		(0.10)	0.21	c.s.	
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	*0.47*				*0.14*			

Notes:

- Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.

- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.

- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

- After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/ Euro. As of the closing of September 2019 Telefónica uses a synthetic exchange rate of 33,777.1 Venezuelan bolivars soberanos per dollar.

- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to "Other equity instruments" (€216m in January-September 2019 and €340m in January-September 2018), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA

GUIDANCE 2019

2018 Base		2019 Guidance	2019 Jan - Sep
48,817	Revenues (% Chg YoY)	Growing around 2%	3.6%
15,879	OIBDA (% Chg YoY)	Growing around 2%	1.1%
	CapEx / Sales	Around 15%	14.4%

***Organic criteria 2019**: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 16, write-offs, capital gains/losses from the sale of companies, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.*

13

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	September 2019	December 2018	% Chg
Non-current assets	97,123	90,707	7.1
Intangible assets	16,767	16,856	(0.5)
Goodwill	25,409	25,748	(1.3)
Property, plant and equipment	32,006	33,295	(3.9)
Rights of Use	7,087	n.a.	
Investments accounted for by the equity method	137	68	100.7
Financial assets and other non-current assets	8,399	7,109	18.1
Deferred tax assets	7,318	7,631	(4.1)
Current assets	27,220	23,340	16.6
Inventories	2,347	1,692	38.7
Receivables and other current assets	10,547	10,579	(0.3)
Tax receivables	1,612	1,676	(3.8)
Other current financial assets	3,043	2,209	37.8
Cash and cash equivalents	8,778	5,692	54.2
Non-current assets classified as held for sale	893	1,492	(40.1)
Total Assets = Total Equity and Liabilities	124,343	114,047	9.0
Equity	25,235	26,980	(6.5)
Equity attributable to equity holders of the parent and other holders of equity instruments	16,874	17,947	(6.0)
Equity attributable to non-controlling interests	8,361	9,033	(7.4)
Non-current liabilities	68,211	57,418	18.8
Non-current financial liabilities	47,611	45,334	5.0
Non-current Lease liabilities	5,631	n.a.	
Payables and other non-current liabilities	3,342	1,890	76.8
Deferred tax liabilities	2,619	2,674	(2.1)
Non-current provisions	9,008	7,520	19.8
Current liabilities	30,897	29,649	4.2
Current financial liabilities	9,288	9,368	(0.9)
Current Lease liabilities	1,509	n.a.	
Payables and other current liabilities	15,732	15,485	1.6
Current tax payables	1,831	2,047	(10.6)
Current provisions	2,174	1,912	13.7
Liabilities associated with non-current assets held for sale	363	837	(56.6)
Financial Data			
Net Financial debt (1)	38,293	41,074	(6.8)
Net Financial Debt plus Lease Liabilities	45,594	n.a.	

- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina are adjusted by inflation.

(1) Net financial debt calculation has been redefined in the 1st quarter 2019 excluding the mark to market adjustment of the unmatured cash flow hedges associated to debt instruments. This change seeks to eliminate the asymmetry generated by the accounting valuation method of both financial instruments; the debt instrument valued at amortized cost and the derivative at market value. The change has been applied to all comparative periods. Also, following the entry into force of IFRS 16 since 1st January 2019, for comparison purposes, the net financial debt figure of December 2018 has been modified to exclude the lease liability of finance leases.

14

TELEFÓNICA NET FINANCIAL DEBT PLUS COMMITMENTS Unaudited figures (Euros in millions) September 2019 Non-current financial liabilities 47,611 Current financial liabilities 9,288 Gross Financial Debt 56,900 Cash and cash equivalents (8,778) Other assets included in "Other current financial assets" (3,037) Cash and other current financial assets included in "Non-current Assets Held for Sale" (19) Positive mark-to-market value of long-term derivative instruments (4,635) Other liabilities included in "Payables and other non-current liabilities" 808 Other liabilities included in "Payables and other current liabilities" 102 Other assets included in "Financial assets and other non-current assets" (952) Other assets included in "Receivables and other current assets" (767) Other assests included in “Tax receivables" (564) Financial liabilities included in "Liabilities associated with non-current assets held for sale" 37 Finance Leases under IAS 17 n.a Mark-to-market adjustment by cash flow hedging activities related to debt (801) Net Financial Debt* 38,293 Lease Liabilities 7,301 Net Financial Debt including Lease liabilities 45,594 Gross commitments related to employee benefits 6,869 Value of associated Long-term assets (134) Tax benefits (1,772) Net commitments related to employee benefits 4,963 Net financial debt plus commitments* 43,256 Net Financial Debt / OIBDA 2.49x Notes: * Includes assets and liabilities defined as net financial debt plus commitments for El Salvador and Costa Rica, that are classified as non-current assets held for sale and liabilities associated with non-current assets held for sale. Net financial debt includes a positive value of the derivatives portfolio for a net amount of €2,330m, €3,784m included as financial liabilities and €6,114m included as financial assets. 15

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT Unaudited figures (Euros in millions) January - September 2019 2018 % Chg Cash received from operations 42,921 43,393 Cash paid from operations (31,138) (32,382) Net payments of interest and other financial expenses net of dividens received (1,058) (1,283) Net interest and other financial expenses paid (1,082) (1,305) Dividends received 24 22 Taxes proceeds / (paid) 328 (518) Net cash flow provided by operating activities 11,053 9,210 20.0 (Payments)/proceeds on investments in property, plant and equipment and intangible assets (5,902) (6,345) Proceeds from the sale in property, plant and equipment and intangible assets 478 102 Payments on investments in property, plant and equipment and intangible assets (6,380) (6,447) Proceeds on disposals of companies, net of cash and cash equivalents disposed 1,762 29 Payments on investments in companies, net of cash and cash equivalents acquired (2) (2) Proceeds on financial investments not included under cash equivalents 1,462 597 Payments on financial investments not included under cash equivalents (919) (657) (Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net (220) (247) Government grants received — 37 Net cash flow used in investing activities (3,819) (6,588) (42.0) Dividends paid (1,638) (1,720) Proceeds from issue of share capital increase — — Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests (509) 379 Operations with other equity holders (1) 443 (492) Proceeds on issue of debentures and bonds, and other debts 4,187 4,268 Proceeds on loans, borrowings and promissory notes 1,561 3,197 Cancellation of debentures and bonds, and other debts (1,868) (3,833) Repayments of loans, borrowings and promissory notes (4,782) (2,923) Lease Principal Payments (1,152) n.a. Financed operating payments and investments in property, plant and equipment and intangible assets payments (383) (321) Net cash used in financing activities (4,141) (1,445) 186.6 Effect of changes in exchange rates 5 (231) Cash reclassified to assets held for sale (9) — Effect of changes in consolidation methods and others (3) — Net increase (decrease) in cash and cash equivalents during the year 3,086 946 226.2 Cash and cash equivalents at the beginning of the period 5,692 5,192 Cash and cash equivalents at the end of the period 8,778 6,138 Notes: - Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro. (1) Includes issuance and coupons of undated deeply subordinated securities. 16

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - September		
		2019	2018	% Chg
I	Cash flow from operations	11,783	11,049	6.6
II	Net interest payment (1)	(1,058)	(1,283)	
III	Payment for income tax	328	(518)	
A=I+II+III	Net cash provided by operating activities (2)	11,053	9,248	19.5
B	Net payment for investment in fixed and intangible assets (3)	(5,902)	(6,344)	
	Spectrum (4)	(153)	(634)	
C=A+B	Net free cash flow after CapEx	5,152	2,903	77.4
D	Net payment for financial investment	2,303	(33)	
E	Net payment for operations with minority shareholders and treasury stock (5)	(1,704)	(1,833)	
F=C+D+E	Free cash flow after dividends	5,750	1,037	n.s.
G	Effects of exchange rate changes on net financial debt	120	(106)	
H	Effects on net financial debt of changes in consolid. and others (6)	2,850	(501)	
I	Net financial debt at beginning of period (7)	41,074	43,301	
J=I-F+G+H	Net financial debt at end of period (7)	38,293	41,658	(8.1)
K	Lease Liabilities (8)	7,301	n.a.	
L=J+K	Net Financial Debt plus Lease Liabilities at end of period (8)	45,594	n.a.	

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - September		
	2019	2018	% Chg
OIBDA	11,450	12,035	(4.9)
- CapEx accrued during the period	(6,657)	(5,680)	
- Payments related to cancellation of commitments	(595)	(581)	
- Net interest payment	(1,058)	(1,283)	
- Payment for tax	328	(518)	
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(658)	91	
- Investment In working capital and other deferred income and expenses and Others (3) (9)	2,342	(1,160)	
= Net Free Cash Flow after CapEx	5,152	2,903	77.4
+ Payments related to cancellation of commitments	595	581	
- Dividends paid to minority shareholders	(445)	(527)	
= Free Cash Flow excluding Lease Principal Payments (8)	5,302	n.a.	
- Lease Principal Payments (8)	(1,152)	n.a.	
= Free Cash Flow including Lease Principal Payments	4,150	2,957	40.3
Weighted average number of ordinary shares outstanding during the period (millions)	5,121	5,127	
= Free Cash Flow per share excluding Lease Principal Payments (8)	1.04	n.a.	
= Free Cash Flow per share (euros)	0.81	0.58	40.5

Notes:

- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

(1) Includes cash received from dividends paid by subsidiaries that are not fully consolidated.

(2) Includes government grants received.

(3) Includes Net Cash received from sale of Real Estate.

(4) Figures in €m. 2019 includes mainly: 129 in Mexico, 2 in Spain, 1 in UK, 3 in Colombia, 1 in Ecuador and 18 in El Salvador. In 2018 mainly: 591 in UK, 15 in Spain, 5 in Argentina, 3 in Colombia and 20 in Costa Rica.

(5) Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

(6) Includes Lease Principal Payments following IFRS 16 adoption.

(7) Net financial debt calculation has been redefined in the first quarter of 2019 excluding the mark to market adjustment of the unmatured cash flow hedges associated to debt instruments. This change seeks to eliminate the asymmetry generated by the accounting valuation method of both financial instruments; the debt instrument valued at amortized cost and the derivative at market value. The change has been applied to all comparative periods. Also, following the entry into force of IFRS 16 since 1 January 2019, for comparison purposes, the net financial debt figure of December 2018 has been modified to exclude the lease liability of finance leases.

(8) Considered since 1 January 2019. No data available in 2018.

(9) Includes €1,860m in January-September 2019 related to commitments associated with long-term restructuring plans mainly in Spain.

17

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)	
Currency units per Euro	Jan - Sep 2019	Jan - Sep 2018	September 2019	December 2018
USA (US Dollar)	1.124	1.194	1.091	1.145
United Kingdom (Sterling)	0.883	0.884	0.886	0.895
Argentina (Argentine Peso) (3)	62.786	47.369	62.786	43.303
Brazil (Brazilian Real)	4.364	4.276	4.543	4.438
Chile (Chilean Peso)	770.125	750.008	794.370	795.754
Colombia (Colombian Peso)	3,637.925	3,444.297	3,793.382	3,722.094
Costa Rica (Colon)	667.557	682.594	636.943	700.771
Guatemala (Quetzal)	8.641	8.895	8.438	8.861
Mexico (Mexican Peso)	21.628	22.712	21.527	22.507
Nicaragua (Cordoba)	36.993	37.435	36.578	37.030
Peru (Peruvian Nuevo Sol)	3.740	3.895	3.691	3.864
Uruguay (Uruguayan Peso)	38.713	35.886	40.295	37.116
Venezuela (4)	36,888.780	496.074	36,888.780	8,714.287

(1) Average exchange rate for the period.
(2) Exchange rates as of 30/09/19 and 31/12/18.
(3) Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(4) After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/Euro. As of the closing of September 2019 and December 2018, Telefónica uses a synthetic exchange rate of 33,777.1 and 7,608.4 Venezuelan bolivars soberanos per dollar respectively.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	September 2019			
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	77%	11%	10%	2%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	September 2019		
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities (1)	92%	9%	(1%)

(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody's1	Baa3	P-3	Stable	7/11/2016
Fitch1	BBB	F-2	Stable	5/9/2016
S&P1	BBB	A-2	Stable	17/5/2016

(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

18

02 TELEFÓNICA ESPAÑA (y-o-y changes in organic terms) Service revenues pace of growth accelerated in the third quarter of 2019 to +1.0% y-o-y (+0.7 p.p. vs. Q2 19) and OIBDA grew again in organic terms (+0.1%, +1.8 p.p. vs. the previous quarter). This performance reflects the differential offer of Telefónica España, which supports consolidation of growth in convergent revenues (on a larger base and higher ARPU), business revenues and wholesale and others. Convergent customers, which generate 41% of service revenues, grew 2% y-o-y to 4.7M (10k net adds). The number of convergent services increased 5% to 22.9M, resulting in an increase in services per customer (to 4.9; +3%). Particularly noteworthy was the growth in convergent accesses of premium speed fibre (+21% y-o-y), mobile contract (+7%) and pay TV (+5%) and, in parallel, the solid traction of "O2". The higher quality of the customer base fostered convergent ARPU growth to 90.6 € in the quarter (+1.7% y-o-y). Its better y-o-y performance compared to the previous quarter was driven by: i) the increased percentage of higher ARPU customers, ii) tariff repositioning in higher value bundles (effective July 5), iii) the exit of the 2018 summer campaign promotion, and iv) the increase in the number of services per customer. These factors more than offset the dilutive effect of a higher number of "O2" customers and the seasonal promotions. Convergent churn increased in the quarter (1.6%) due to tariff changes and the end of promotions. The loyalty of high-value customers continues to be 20% higher than that of lower-value customers, despite tariffs’ changes. Total mobile contract accesses increased 5% y-o-y, fixed broadband accesses grew for the second consecutive quarter (+6k) with retail fibre growing +11% y-o-y (+96k accesses in the quarter), whilst pay TV customers increased 1% y-o-y, with higher value pay TV customers growing at the expense of declines in lower value bundles (to a total net loss of -18k in the quarter impacted by promotions calendar). T. España continued to increase the uptake of customers connected to its own FTTH network to 28% (+3 p.p. y-o-y) over 22.7M premises passed (+435k in the quarter). Total connected fibre accesses (retail and wholesale) reached 6.3M, with strong progress (+11% retail; x1.6 wholesale), and already accounting for 70% of retail fixed broadband customers and 53% of wholesale accesses (+20 p.p. y-o-y). Revenues in the quarter (3,218M€) accelerated its pace of growth to 1.0% y-o-y (+0.7p.p. vs. Q2), thanks to the improved performance of service revenues (+1.0%; +0.7 p.p. sequentially). Revenues from handsets increased 0.3% y-o-y. Revenue growth vs. 3Q 18 was seen in all segments: Consumer grew again (+0.2%; +1.1 p.p.) thanks to convergent revenues (+5.4%; +2.5 p.p.) which, driven by a larger customer base and higher ARPU, now account for more than 75% of consumer revenues. Businesses accelerated their y-o-y growth (+0.4%; +0.3 p.p. sequentially) with strong growth in IT, and Wholesale & Other grew +4.1% y-o-y, in line with the previous quarter. Operating expenses in July-September were impacted by the recognition of a provision of €1,732m in personnel expenses, mainly associated with the 2019 voluntary redundancy plan and, in addition, with the headcount reskilling programme and the update of estimates from the previous plan. This new suspension plan will generate close to 210M€ of recurring direct savings from 2020 in addition to those already captured with previous plans. In organic terms, operating expenses in the quarter (€2,034m) grew 2.4% y-o-y (vs. +4.0% in Q2 19; +3.0% in January-September). Supplies increased 11.0% in Q3, including since the start of this new season the total gross cost of "La Liga" rights. However, and as anticipated, the net cost of content eased its pace of y-o-y growth vs the previous quarter (+11%; -10 p.p. sequential) due to the lower increase in the cost of the new football season, an effect that will become more evident in the fourth quarter. Personnel expenses increased 2.3% and reflected lower incremental savings (€12m) from the redundancy plan completed in 2018. The number of employees at the end of September stood at 25,566 (-3% y-o-y). Other operating expenses come down 10.4% due to lower commercial costs. OIBDA in July-September rose again in organic terms (+0.1%; -1.0% in January-September), 1.8 p.p. better than in the previous quarter. In the quarter, €27m of capital gains from the sale of data centres and €18m of capital gains from the sale of real estate (€10m in Q3 18) were booked. The organic OIBDA margin stood at 40.1% in the quarter (-0.3 p.p. y-o-y) and at 39.6% in the first nine months (-0.6 p.p. y-o-y). CapEx in January-September grew 3.9% y-o-y and OIBDA-CapEx in organic terms amounted to €2,566m. 19

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	Reported	Organic	2019	2018	Reported	Organic
Revenues	9,501	9,453	0.5	0.5	3,218	3,188	1.0	1.0
Mobile handset revenues	262	277	(5.3)	(5.3)	98	98	0.3	0.3
Revenues ex-mobile handset revenues	9,239	9,176	0.7	0.7	3,120	3,090	1.0	1.0
Consumer (1)	5,008	5,020	(0.2)	(0.2)	1,688	1,684	0.2	0.2
Convergent	3,728	3,578	4.2	4.2	1,272	1,207	5.4	5.4
Non convergent	1,281	1,442	(11.2)	(11.2)	416	477	(12.7)	(12.7)
Business	2,583	2,553	1.2	1.2	841	838	0.4	0.4
Communications	1,878	1,951	(3.7)	(3.8)	603	640	(5.7)	(5.7)
IT	705	602	17.1	17.1	238	198	20.1	20.0
Wholesale and Other (2)	1,648	1,602	2.8	2.9	591	567	4.1	4.1
Internal expenditure capitalised in fixed assets	219	217	0.8	0.8	69	69	(0.3)	(0.3)
Operating expenses	(7,608)	(5,902)	28.9	3.0	(3,696)	(1,986)	86.1	2.4
Supplies	(2,896)	(2,642)	9.6	9.6	(1,005)	(905)	11.0	11.0
Personnel expenses	(3,189)	(1,473)	116.5	(0.3)	(2,217)	(479)	n.s.	2.3
Other operating expenses	(1,523)	(1,786)	(14.7)	(3.9)	(474)	(602)	(21.4)	(10.4)
Other net income (expense)	101	3	n.s.	n.s.	7	4	108.8	116.4
Gain (loss) on sale of fixed assets	106	34	215.2	199.4	48	18	167.8	69.9
Impairment of goodwill and other assets	(1)	(7)	(87.6)	(89.6)	(0)	(2)	(82.9)	(89.9)
Operating income before D&A (OIBDA)	2,318	3,797	(38.9)	(1.0)	(353)	1,290	c.s.	0.1
OIBDA Margin	*24.4%*	*40.2%*	*(15.8 p.p.)*	*(0.6 p.p.)*	*n.s.*	*40.5%*	*c.s.*	*(0.3 p.p.)*
CapEx	1,194	1,157	3.3	3.9	382	379	0.7	2.5
Spectrum	—	7	—	—	—	7	—	—
OIBDA-CapEx	1,124	2,641	(57.4)	(3.1)	(735)	911	c.s.	(0.8)

Notes:
- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
(1) Consumer revenues include residential and SOHO revenues.
(2) Wholesale and other revenues include subsidiaries and other revenues.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	37,154.0	37,278.6	37,760.8	37,966.5	37,847.8	38,047.1	38,020.7	0.7
Fixed telephony accesses	9,450.6	9,397.5	9,405.2	9,361.3	9,220.7	9,161.4	9,092.5	(3.3)
Internet and data	6,032.8	6,050.1	6,129.4	6,129.6	6,083.7	6,087.8	6,091.2	(0.6)
Broadband	6,014.7	6,032.0	6,110.5	6,113.5	6,068.0	6,072.4	6,078.3	(0.5)
FTTH	3,550.5	3,667.5	3,822.2	3,940.6	4,025.5	4,150.8	4,246.9	11.1
Mobile accesses	17,743.3	17,896.1	18,189.8	18,384.4	18,448.6	18,691.9	18,748.5	3.1
Prepay	1,683.9	1,603.6	1,527.3	1,440.1	1,341.2	1,258.6	1,200.4	(21.4)
Contract	16,059.3	16,292.5	16,662.5	16,944.3	17,107.4	17,433.2	17,548.1	5.3
M2M	2,083.7	2,149.2	2,227.4	2,333.2	2,353.9	2,487.0	2,556.2	14.8
Pay TV	3,927.3	3,934.9	4,036.4	4,091.3	4,094.8	4,106.1	4,088.5	1.3
Wholesale Accesses	4,119.0	4,035.1	3,948.0	3,912.9	3,858.4	3,822.5	3,816.1	(3.3)
Fibre	995.8	1,158.9	1,309.8	1,522.2	1,719.2	1,863.4	2,014.3	53.8
Total Accesses	41,273.0	41,313.7	41,708.8	41,879.4	41,706.2	41,869.6	41,836.9	0.3

(1) Includes fixed wireless and VoIP accesses. Since Q1 18 business accesses were restated.

20

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA ESPAÑA

CONSUMER ACCESSES (Convergent + Non convergent)

Unaudited figures (thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses	6,799.9	6,721.7	6,716.6	6,657.7	6,520.7	6,453.6	6,419.7	(4.4)
Internet and data accesses	5,187.7	5,198.6	5,274.0	5,272.9	5,224.9	5,225.3	5,271.8	0.0
Mobile accesses	12,141.4	12,236.6	12,450.2	12,530.5	12,540.7	12,650.3	12,692.6	1.9
Prepay	1,683.9	1,603.6	1,527.3	1,440.1	1,341.2	1,258.6	1,200.4	(21.4)
Contract	10,457.5	10,633.0	10,922.8	11,090.4	11,199.5	11,391.7	11,492.2	5.2
Pay TV	3,927.3	3,934.9	4,036.4	4,091.3	4,094.8	4,106.1	4,088.5	1.3
Total Consumer Accesses	28,056.3	28,091.8	28,477.1	28,552.4	28,381.0	28,435.2	28,472.7	0.0

TOTAL MOBILE ACCESSES

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	90.5%	91.0%	91.6%	92.2%	92.7%	93.3%	93.6%	2.0 p.p.
Smartphones ('000)	12,264.6	12,356.6	12,731.9	12,889.7	13,001.6	13,170.8	13,183.7	3.5
Smartphone penetration (%)	78.5%	78.7%	79.9%	80.5%	80.9%	81.4%	81.6%	1.6 p.p.
LTE ('000)	8,002.5	8,270.0	8,596.5	8,843.2	9,006.7	9,197.5	9,362.1	8.9
LTE penetration (%)	51.1%	52.5%	53.9%	55.1%	56.0%	56.8%	57.8%	4.0 p.p.

CONSUMER CONVERGENT

Unaudited figures (thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Convergent Customers	4,460.0	4,482.1	4,562.6	4,613.8	4,626.5	4,663.7	4,673.8	2.4
High speed Fibre	1,708.5	1,696.9	1,773.6	1,823.4	1,885.6	2,032.1	2,148.9	21.2
IPTV/Satellite	3,470.6	3,508.6	3,625.6	3,711.0	3,755.5	3,795.8	3,799.0	4.8
Mobile add-ons	4,036.7	4,248.0	4,482.3	4,687.7	4,818.0	4,968.4	5,044.5	12.5
Convergent Accesses	20,887.3	21,203.0	21,795.7	22,240.0	22,453.1	22,755.2	22,892.7	5.0

CONSUMER CONVERGENT

Unaudited figures

	2018				2019			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	% Chg org.
Convergent ARPU (EUR)	87.8	89.5	89.2	88.2	88.2	88.5	90.6	1.7
Convergent churn	1.5%	1.5%	1.5%	1.5%	1.7%	1.5%	1.6%	0.1 p.p.
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	% Chg org.
Convergent ARPU (EUR)	87.8	88.6	88.8	88.7	88.2	88.4	89.1	0.3
Convergent churn	1.5%	1.5%	1.5%	1.5%	1.7%	1.6%	1.6%	0.1 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2018				2019			
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	% Chg
Total data traffic (TB)	2,113,454	4,296,235	6,598,644	9,176,392	2,733,020	5,584,845	8,543,548	29.5
Fixed data traffic	1,978,154	4,010,990	6,120,345	8,507,409	2,538,715	5,162,458	7,834,654	28.0
Mobile data traffic	135,300	285,245	478,299	668,984	194,305	422,388	708,894	48.2

Notes:

- Convergent: Fusión and Multibrand included from Q4 18.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

21

03 TELEFÓNICA DEUTSCHLAND (y-o-y changes in organic terms) Telefónica Deutschland achieved strong operational and revenue momentum in both, own and partner brands. The company continued improving its network quality through LTE roll-out further enhancing customer experience. Thus, contract churn remained at low levels. A “very good” rating of the My O2 app in the latest connect test also confirmed the improvement in customer experience. Contract mobile customers (23.3m; +6% y-o-y) registered strong 392k net additions in Q3 19 (+999k in 9M) supported again by O2 Free portfolio and partner trading (61% of gross additions in Q3; 63% in Q2), while contract churn stood at 1.5% in Q3 (flat y-o-y). Prepay customer base (20.3m; -3% y-o-y) continued to stabilise with only 3k net disconnections in Q3 (+3k in Q2). LTE accesses increased to 20.9m (+22% y-o-y), with penetration of 49% (+8 p.p. y-o-y). The average data usage for O2 contract LTE customers increased by 37% y-o-y to 5.4 GB per month in the quarter (+12% q-o-q). Retail broadband accesses improved by 7% y-o-y mainly driven by healthy VDSL demand (1.6m; +17% y-o-y; 74% of the base), after posting 53k net additions in Q3 (+178k in 9M). Revenues amounted to €1,865m accelerating growth to +1.9% y-o-y in Q3 19 (€5,429m in 9M; +1.4% y-o-y). Mobile service revenues totalled €1,361m, improving growth by 1.1 p.p. q-o-q to +1.6% y-o-y (€3,960m in 9M; +0.6% y-o-y) supported by the good traction of retail, also reflected in visible ARPU uplift effects in the O2 Free portfolio. Handset revenues grew by 6.4% y-o-y to €318m in Q3 (€914m in 9M, +10.5% y-o-y), on the back of continued strong demand for high value handsets. Fixed revenues registered €185m in Q3 further reducing its decline to 3.2% y-o-y (€552m in 9M; -5.2% y-o-y) primarily driven by strong VDSL demand. Operating expenses amounted to €1,295m in Q3 19 and increased by 1.8% y-o-y (+1.7% y-o-y in 9M). Supplies (€584m) decreased by 4.2% y-o-y (-2.1% y-o-y in 9M), mainly as a result of lower interconnectivity related cost of sales. Personnel expenses (€145m) were up 0.5% y-o-y (-0.7% y-o-y in 9M). Other operating expenses (€566m) were +8.1% y-o-y (+5.8% y-o-y in 9M), primarily driven by ongoing investment in the O2 brand positioning as well as the ongoing digital transformation. Restructuring costs amounted to €2m in the quarter (€14m in Q3 18). OIBDA of €597m in Q3 reduced its decline by 1.0 p.p. q-o-q to -0.8% y-o-y (€1,697m in 9M; -1.0% y-o-y). This improved trend was supported by top-line growth and remaining integration synergies (roll-over effects of €5m in Q3 and €35m in 9M) while also reflecting continued transformation & market investments into the O2 brand. IFRS 16 accounting changes accounted for a positive impact of €125m in Q3 (€362m in 9M). OIBDA margin stood at 32.0% in Q3 slowing its decline to -0.7 p.p. y-o-y (-0.6 p.p. in 9M). CapEx of €2,207m in 9M included 5G spectrum obligations (€1,425m). The continued LTE roll-out with a focus on improving customer experience primarily drove the 5.7% y-o-y growth in 9M, easing front loaded H1 effects (+16.9% y-o-y in H1). OIBDA-CapEx amounted to -€509m for January-September 2019. 22

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	Reported	Organic	2019	2018	Reported	Organic
Revenues	5,429	5,355	1.4	1.4	1,865	1,830	1.9	1.9
Mobile Business	4,874	4,764	2.3	2.3	1,679	1,638	2.5	2.5
Mobile service revenues	3,960	3,937	0.6	0.6	1,361	1,339	1.6	1.6
Data revenues	2,270	2,170	4.6	4.6	790	744	6.1	6.1
Handset revenues	914	827	10.5	10.5	318	299	6.4	6.4
Fixed Business	552	582	(5.2)	(5.2)	185	191	(3.2)	(3.2)
FBB and new services (1)	437	446	(2.1)	(2.1)	147	145	1.2	1.2
Voice & access revenues	115	136	(15.2)	(15.2)	38	46	(17.1)	(17.1)
Internal expenditure capitalised in fixed assets	86	81	5.6	5.6	29	27	6.0	6.0
Operating expenses	(3,785)	(4,053)	(6.6)	1.7	(1,295)	(1,390)	(6.8)	1.8
Supplies	(1,679)	(1,747)	(3.9)	(2.1)	(584)	(622)	(6.0)	(4.2)
Personnel expenses	(447)	(451)	(0.8)	(0.7)	(145)	(148)	(2.1)	0.5
Other operating expenses	(1,660)	(1,855)	(10.6)	5.8	(566)	(620)	(8.7)	8.1
Other net income (expense)	(32)	(31)	2.7	c.s.	(4)	3	c.s.	c.s.
Gain (loss) on sale of fixed assets	0	0	(47.9)	12.4	2	—	n.s.	—
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,697	1,352	25.6	(1.0)	597	470	27.0	(0.8)
OIBDA Margin	*31.3%*	*25.2%*	*6.0 p.p.*	*(0.6 p.p.)*	*32.0%*	*25.7%*	*6.3 p.p.*	*(0.7 p.p.)*
CapEx	2,207	740	198.3	5.7	1,711	316	n.s.	(9.4)
Spectrum	1,425	—	n.s.	n.s.	1,425	—	n.s.	n.s.
OIBDA-CapEx	(509)	612	c.s.	(8.5)	(1,114)	154	c.s.	15.2

Notes:
- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	47,011.3	47,171.6	47,268.1	47,089.5	47,202.1	47,555.9	48,010.9	1.6
Fixed telephony accesses	1,968.7	1,958.8	1,966.4	1,996.0	2,041.2	2,078.4	2,113.7	7.5
Internet and data	2,265.6	2,251.1	2,252.8	2,274.7	2,247.7	2,259.9	2,289.9	1.6
Broadband	2,060.0	2,048.5	2,054.4	2,079.8	2,123.7	2,162.0	2,193.4	6.8
VDSL	1,243.4	1,329.7	1,388.9	1,441.3	1,506.6	1,565.7	1,619.1	16.6
Mobile accesses	42,777.0	42,961.6	43,048.9	42,818.8	42,913.2	43,217.6	43,607.3	1.3
Prepay	21,345.9	21,197.6	21,052.4	20,542.9	20,331.8	20,335.1	20,332.5	(3.4)
Contract (2)	21,431.1	21,764.0	21,996.5	22,275.9	22,581.4	22,882.5	23,274.9	5.8
M2M	1,067.2	1,103.4	1,134.9	1,187.9	1,210.0	1,153.9	1,179.0	3.9
Wholesale Accesses	63.3	8.0	0.2	—	—	—	—	n.s.
Total Accesses	47,074.6	47,179.6	47,268.3	47,089.5	47,202.1	47,555.9	48,010.9	1.6

(1) Includes fixed wireless and VoIP accesses.
(2) Impacted by the disconnection of 67k inactive M2M accesses in Q2 19.

23

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

SELECTED OPERATIONAL DATA

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	50.1%	50.7%	51.1%	52.0%	52.6%	52.9%	53.4%	2.3 p.p.
Smartphones ('000)	25,707.5	26,411.1	27,079.8	27,335.3	27,779.7	28,577.0	29,420.4	8.6
Smartphone penetration (%)	62.0%	63.5%	64.9%	66.0%	66.6%	67.9%	69.3%	4.4 p.p.
LTE ('000)	16,093.5	16,595.8	17,157.3	18,433.7	19,253.6	20,175.4	20,905.3	21.8
LTE penetration (%)	38.6%	39.6%	40.9%	44.3%	46.2%	48.0%	49.3%	8.3 p.p.
Mobile churn (quarterly)	2.2%	1.8%	2.0%	2.3%	1.9%	1.8%	1.9%	(0.2 p.p.)
Contract (1)	1.7%	1.5%	1.6%	1.8%	1.6%	1.5%	1.5%	0.0 p.p.
Mobile churn (cumulative YTD)	2.2%	2.0%	2.0%	2.1%	1.9%	1.8%	1.8%	(0.2 p.p.)
Contract (1)	1.7%	1.6%	1.6%	1.6%	1.6%	1.5%	1.5%	(0.1 p.p.)
Mobile ARPU (EUR)(cumulative YTD)	9.8	9.9	10.0	10.0	9.8	9.9	10.0	0.2
Prepay	5.6	5.7	5.8	5.8	5.7	5.8	6.0	3.3
Contract (1)	14.8	14.8	14.9	14.9	14.2	14.3	14.3	(3.5)
Fixed data traffic (TB) (cumulative YTD)	718,369	1,383,972	2,067,582	2,887,439	766,641	1,569,617	2,393,790	15.8
Mobile data traffic (TB) (cumulative YTD)	126,040	277,660	443,100	622,349	193,007	419,760	672,282	51.7

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1) Excludes M2M.

24

04 TELEFÓNICA UK (y-o-y changes in organic terms) Telefónica UK continued posting a strong set of results in the third quarter, delivering healthy growth across all key financial metrics and all main segments of its customer base in a competitive market environment. The Company reiterated its market leading position and remained UK’s favourite mobile network with sector leading loyalty at 1.0%, supported by the continued success of its innovative propositions such as “Custom Plans”. Towards the end of the quarter and coinciding with the latest smartphone launches, Telefónica UK successfully introduced its first offer for customers seeking unlimited mobile data while providing upselling opportunities. Mobile accesses totalled 34.1m customers at the end of September (including MVNO partners), growing by 6% y-o-y. Own brand contract net additions of 496k (43k ex-M2M) gained further traction in Q3 (Q2: 392k, 28k ex-M2M), driving growth of 9% y-o-y to 17.4m contract customers (67% penetration, +2 p.p. y-o-y). MVNO partners continued good commercial performance and recorded net additions of 188k in Q3 (+454k in 9M) and reached a 8.1m customer base at the end of Q3 (+8% y-o-y) . Prepay quarterly net additions turned positive and stood at 142k in Q3 (-118k in 9M), supported by seasonality. Revenues posted healthy growth of 4.1% y-o-y to €1,773m (€5,184m; +4.7% in 9M). This solid growth trend was primarily driven by handset revenues on the back of increasing customer appetite for high value handsets, progress in the Smart Metering Implementation Programme (SMIP) and increased MVNO revenues. Mobile service revenues (MSR) totalled €1,193m, a decline of 2.8% y-o-y (€3,577m; -1.4% in 9M), again mainly due to regulatory impacts (i.e. out of bundle spend caps, intra-EU calling), a smaller y-o-y RPI increase and lower out of bundle spend, while partially mitigated by continued MVNO growth. Since the introduction of IFRS 15 and “Custom Plans”, MSR has developed into a less meaningful metric as the allocation between MSR and handset revenues is based on a stand-alone selling price. Handset & other revenues of €580m were up 22.1% y-o-y (€1,607m in 9M; +21.6%y-o-y), primarily due to increasing customer appetite for high value handsets (through “Custom Plans”) as well as continued growth from SMIP. Operating expenses totalled €1,251m and increased by 2.8% y-o-y in Q3 19 (+3.3% in 9M), mainly due to higher handset trading, non-mobile business growth and higher Annual License Fee payments (ALFs) from February 2019. Supplies (€639m) grew by 12.8% y-o-y (+9.9% in 9M) primarily as a result of increased costs for higher-value handsets and other services growth; Personnel expenses amounted to €114m in Q3 and increased by 2.9% y-o-y (+7.7% in 9M). Other expenses (€498m) decreased by 7.1% y-o-y in Q3 (-4.1% in 9M) on the back of efficient commercial cost management. OIBDA strongly grew by 5.7% y-o-y and totalled €543m in Q3 19 (+6.2% in 9M; €1,595m), mainly driven by healthy top-line performance and supported by ongoing efficient cost management. IFRS16 accounting changes resulted in a positive impact of €58m in Q3 (€167m in 9M). OIBDA margin increased by 0.4 p.p. y-o-y in Q3 (+0.4 p.p. y-o-y in 9M). CapEx amounted to €652m in 9M 19, up 6.1% y-o-y, reflecting continued investment in network capacity, customer experience and the start of laying the foundations for 5G. OIBDA-CapEx grew by 6.2% y-o-y in 9M to €943m. 25

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA UK
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	Reported	Organic	2019	2018	Reported	Organic
Revenues	5,184	4,945	4.8	4.7	1,773	1,721	3.0	4.1
Mobile service revenues	3,577	3,625	(1.3)	(1.4)	1,193	1,241	(3.9)	(2.8)
Data revenues	2,048	2,065	(0.8)	(0.9)	676	698	(3.2)	(2.1)
Handset revenues and other	1,607	1,319	21.8	21.6	580	480	20.9	22.1
Internal expenditure capitalised in fixed assets	109	92	19.4	19.3	34	29	16.9	18.4
Operating expenses	(3,645)	(3,687)	(1.1)	3.3	(1,251)	(1,286)	(2.7)	2.8
Supplies	(1,782)	(1,668)	6.8	9.9	(639)	(589)	8.6	12.8
Personnel expenses	(357)	(331)	7.8	7.7	(114)	(112)	1.6	2.9
Other operating expenses	(1,506)	(1,688)	(10.8)	(4.1)	(498)	(585)	(14.9)	(7.1)
Other net income (expense)	(60)	(6)	n.s.	n.s.	(12)	(1)	n.s.	n.s.
Gain (loss) on sale of fixed assets	7	—	n.s.	n.s.	(2)	0	n.s	n.s
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,595	1,343	18.7	6.2	543	464	17.0	5.7
OIBDA Margin	*30.8%*	*27.2%*	*3.6 p.p.*	*0.4 p.p.*	*30.6%*	*26.9%*	*3.7 p.p.*	*0.4 p.p.*
CapEx	652	1,202	(45.8)	6.1	242	215	12.6	13.6
Spectrum	—	588	—	—	—	—	—	—
OIBDA-CapEx	943	141	n.s.	6.2	301	249	20.8	(1.0)

Notes:
- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.

TELEFÓNICA UK
ACCESSES
Unaudited figures (Thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Fixed telephony accesses (1)	285.8	296.1	301.3	306.9	309.3	310.9	312.2	3.6
Internet and data accesses	25.7	26.6	27.7	28.1	28.4	28.5	28.7	3.8
Broadband	25.7	26.6	27.7	28.1	28.4	28.5	28.7	3.8
Mobile accesses	24,775.3	24,758.7	24,821.4	25,044.1	25,056.2	25,396.5	26,034.6	4.9
Prepay	8,959.1	8,858.3	8,804.0	8,742.6	8,534.6	8,482.6	8,625.1	(2.0)
Contract	15,816.2	15,900.3	16,017.4	16,301.4	16,521.6	16,913.9	17,409.4	8.7
M2M	3,370.1	3,411.7	3,408.3	3,578.0	3,785.2	4,149.1	4,601.3	35.0
Wholesale accesses	7,247.1	7,340.0	7,457.2	7,599.2	7,690.1	7,865.3	8,053.2	8.0
Mobile wholesale accesses	7,247.1	7,340.0	7,457.2	7,599.2	7,690.1	7,865.3	8,053.2	8.0
Total accesses	32,334.0	32,421.4	32,607.6	32,978.3	33,084.0	33,601.3	34,428.7	5.6

(1) Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES
Unaudited figures (Thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Retail mobile accesses	24,775.3	24,758.7	24,821.4	25,044.1	25,056.2	25,396.5	26,034.6	4.9
Wholesale mobile accesses	7,247.1	7,340.0	7,457.2	7,599.2	7,690.1	7,865.3	8,053.2	8.0
Total mobile accesses	32,022.4	32,098.6	32,278.6	32,643.2	32,746.3	33,261.8	34,087.7	5.6

26

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

SELECTED OPERATIONAL DATA

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	63.8%	64.2%	64.5%	65.1%	65.9%	66.6%	66.9%	2.3 p.p.
Smartphones ('000)	15,917.8	15,979.7	15,824.1	16,302.8	16,325.0	16,523.4	16,767.3	6.0
Smartphone penetration (%)	77.2%	77.8%	76.8%	79.0%	79.8%	80.9%	81.4%	4.6 p.p.
LTE ('000)	12,773.3	12,500.3	13,362.6	13,502.1	13,728.1	14,110.4	15,089.5	12.9
LTE penetration (%)	59.7%	58.6%	62.4%	62.9%	64.5%	66.4%	70.4%	8.0 p.p.
Mobile churn (quarterly)	1.9%	1.9%	2.1%	1.9%	1.9%	1.7%	1.7%	(0.4 p.p.)
Contract (1)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	1.0%	(0.1 p.p.)
Mobile churn (cumulative YTD)	1.9%	1.9%	2.0%	1.9%	1.9%	1.8%	1.8%	(0.2 p.p.)
Contract (1)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	0.9%	(0.1 p.p.)
Mobile ARPU (EUR)(cumulative YTD)	14.7	15.0	15.1	15.1	14.6	14.7	14.5	(4.3)
Prepay	6.8	6.9	7.1	7.1	7.2	7.4	7.4	4.2
Contract (1)	24.2	24.7	24.8	24.6	23.7	23.8	23.6	(4.9)
Mobile data traffic (TB) (cumulative YTD)	126,797	274,846	442,731	613,219	177,868	381,754	601,112	35.8

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1) Excludes M2M.

27

05 TELEFÓNICA BRASIL (y-o-y changes in organic terms) Telefónica Brasil posted a significant revenue growth acceleration in Q3 to +2.6% y-o-y, the highest in the last 15 quarters, namely thanks to strong mobile service revenues (3 p.p. sequential improvement in contract and 6 p.p. in prepay). OIBDA rose by 3.6% on revenue growth and digitalisation efforts, once again allowing for margin expansion, which stood at 42.7%. Vivo continued to lead the mobile market, both in total mobile accesses (market share of 32.3% as of August) and in contract accesses (39.8% as of August). The latter were up 7% y-o-y after registering 585k net adds in the quarter, with stable churn rate compared to Q2 despite tariff hikes implemented during the quarter. Prepay accesses fell 10% (due to migrations to contract and reflecting a general market trend), although accesses with frequent top-ups increased due to the improved commercial offering, which, coupled with the progressive rise in tariffs, resulted into an increase in prepay ARPU of 10.1% in the quarter (+4.7% in total ARPU). In the fixed business, both FTTH deployment and connections accelerated, reaching 10.2M premises passed (0.6m in the quarter, 2.2m in the last 12 months), and an uptake of 23% (+1 p.p. y-o-y). During the quarter, the strategic decision to abandon the commercialisation of Pay TV services via satellite (DTH) was made, focusing service growth on IPTV (accesses +27% y-o-y; +33k new accesses in the quarter). Growth in FTTH and IPTV accesses boosted ARPU in the quarter (+12.0% and +3.9% y-o-y in broadband and pay TV, respectively). Revenues in the quarter (€2,507m) accelerated their growth to +2.6% y-o-y (+1.6% in 9M) thanks to the improved performance of the mobile business and despite the decline in the fixed business and the regulatory impact. Mobile revenues were up 6.6% y-o-y (+4.5% in 9M). Mobile service revenues accelerated to +4.6% (+0.1% in Q2, +2.1% in 9M) due to better trends in both contract (+6.8% in Q3, +6.2% in 9M) and prepay (-0.8% in Q3, -8.9% in 9M) after the price increases previously mentioned and the higher quality of prepay accesses. Handset revenues continued growing at very high rates (+31.5% in July-September, +38.4% in January-September) thanks to the greater focus on handsets sales with positive margin. Fixed revenues were down 3.9% y-o-y (-3.3% in 9M), impacted by the fall in voice, traditional accesses and DTH revenues; however, broadband and new service revenues continued posting solid growth (+8.9% y-o-y in Q3, +9.3% in 9M) due to the gradual connection of fibre and IPTV accesses. As the transformation process in the company continued, 67% (+6 p.p. y-o-y) of fixed revenues already come from broadband and new services and Pay TV. Operating expenses (€1,528m in the quarter) increased 4.3% y-o-y (+2.3% in 9M) due to the growth in handset consumption and were partially offset by the continuous progress in digitalisation. Supplies (€415m) rose 6.1% y-o-y (+5.6% in 9M) due to higher handset consumption, partially offset by lower interconnection costs. Personnel expenses (€258m) increased by 5.4% (+0.3% in 9M) due to the internalisation process of IT/systems and activities associated with strategic and transformation investment projects, which therefore led to a positive impact on internal expenditure capitalised in fixed assets. Other operating expenses (€855m) were up 2.9% (+1.1% in 9M) due to higher network and systems expenses, partially offset by lower call centre, billing, advertising, and back office expenses. OIBDA reached €1,071m (+€109m due to IFRS 16 and +€324m in 9M) and returned to positive growth (+3.6% y-o-y; -0.6% in 2Q; +2.0% in 9M). Additionally, €15m in capital gains from the sale of data centres were registered in the quarter. OIBDA margin in the quarter stood at 42.7% (+0.4 p.p. y-o-y; 41.4% in January-September, +0.2 p.p. y-o-y). CapEx in January-September amounted to €1,486m (+6.7% y-o-y), devoted to FTTH deployment (33 new cities deployed in the first nine months) and the expansion of the 4G network to 3,190 cities (88.5% population coverage; +1 p.p. y-o-y). CapEx accounted for 20% of revenues (+1 p.p. y-o-y). OIBDA-CapEx reached €1,635m in the first nine months, -2.9% as a result of the acceleration of investments. 28

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	Reported	Organic	2019	2018	Reported	Organic
Revenues	7,536	7,572	(0.5)	1.6	2,507	2,345	6.9	2.6
Mobile Business	4,861	4,748	2.4	4.5	1,625	1,463	11.1	6.6
Mobile service revenues	4,431	4,431	0.0	2.1	1,479	1,355	9.1	4.6
Data revenues	3,610	3,471	4.0	6.1	1,182	1,076	9.9	5.5
Handset revenues	429	317	35.6	38.4	146	108	35.8	31.5
Fixed Business	2,676	2,825	(5.3)	(3.3)	882	882	0.0	(3.9)
FBB and new services (1)	1,426	1,331	7.1	9.3	490	434	12.9	8.9
Pay TV	318	336	(5.3)	(3.3)	102	107	(4.4)	(8.0)
Voice & access revenues	931	1,157	(19.5)	(17.8)	290	341	(15.1)	(18.8)
Internal expenditure capitalised in fixed assets	115	88	31.1	33.8	42	27	57.2	50.6
Operating expenses	(4,580)	(4,284)	6.9	2.3	(1,528)	(1,312)	16.5	4.3
Supplies	(1,261)	(1,498)	(15.9)	5.6	(415)	(465)	(10.8)	6.1
Personnel expenses	(758)	(808)	(6.3)	0.3	(258)	(234)	10.5	5.4
Other operating expenses	(2,562)	(1,978)	29.5	1.1	(855)	(613)	39.5	2.9
Other net income (expense)	(2)	(53)	(96.9)	c.s.	10	5	105.2	247.3
Gain (loss) on sale of fixed assets	53	7	n.s.	n.s.	42	9	n.s.	218.1
Impairment of goodwill and other assets	(2)	2	c.s.	c.s.	(2)	1	c.s.	c.s.
Operating income before D&A (OIBDA)	3,121	3,332	(6.3)	2.0	1,071	1,075	(0.4)	3.6
OIBDA Margin	*41.4%*	*44.0%*	*(2.6 p.p.)*	*0.2 p.p.*	*42.7%*	*45.9%*	*(3.1 p.p.)*	*0.4 p.p.*
CapEx	1,486	1,422	4.5	6.7	553	530	4.2	1.6
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	1,635	1,910	(14.4)	(2.9)	518	545	(4.9)	6.6

Notes:
- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL
ACCESSES
Unaudited figures (Thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	97,905.1	97,897.8	96,817.2	95,287.2	95,091.7	94,458.3	93,815.0	(3.1)
Fixed telephony accesses (1)	13,679.5	13,459.7	13,209.6	13,004.6	12,557.9	11,891.0	11,384.9	(13.8)
Internet and data accesses	7,544.9	7,569.9	7,583.4	7,564.7	7,493.2	7,371.7	7,222.9	(4.8)
Broadband	7,476.6	7,489.9	7,502.6	7,485.2	7,414.4	7,297.1	7,150.8	(4.7)
FTTx/Cable	4,643.2	4,791.7	4,917.3	4,991.1	5,031.5	5,041.1	5,055.4	2.8
Mobile accesses	75,089.3	75,253.9	74,423.6	73,151.3	73,519.1	73,735.3	73,824.4	(0.8)
Prepay	37,599.0	36,827.1	35,017.0	32,754.4	32,506.2	32,030.2	31,533.9	(9.9)
Contract	37,490.3	38,426.8	39,406.7	40,396.9	41,012.8	41,705.1	42,290.5	7.3
M2M	6,664.9	7,105.5	7,628.7	8,203.3	8,674.5	9,115.8	9,469.8	24.1
Pay TV	1,591.5	1,614.3	1,600.5	1,566.6	1,521.5	1,460.2	1,382.7	(13.6)
Total Accesses T. Brasil	97,919.1	97,912.7	96,832.0	95,302.0	95,106.4	94,472.8	93,828.7	(3.1)

(1) Includes fixed wireless and VoIP accesses.

29

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

SELECTED OPERATIONAL DATA

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	49.9%	51.1%	52.9%	55.2%	55.8%	56.6%	57.3%	4.3 p.p.
Smartphones ('000)	56,291.8	57,636.1	58,725.5	57,834.5	56,282.3	55,157.2	59,048.1	0.5
Smartphone penetration (%)	83.8%	86.0%	89.3%	90.4%	88.1%	86.5%	93.0%	3.7 p.p.
LTE ('000)	37,566.4	39,404.1	40,325.9	41,103.8	42,956.1	45,192.4	46,830.4	16.1
LTE penetration (%)	54.9%	57.8%	60.4%	63.3%	66.2%	69.9%	72.8%	12.4 p.p.
Mobile churn (quarterly)	3.1%	3.0%	3.7%	4.1%	3.2%	3.4%	3.4%	(0.2 p.p.)
Contract (1)	1.6%	1.8%	1.9%	1.7%	1.7%	1.8%	1.8%	(0.1 p.p.)
Mobile churn (cumulative YTD)	3.1%	3.0%	3.3%	3.5%	3.2%	3.3%	3.3%	0.1 p.p.
Contract (1)	1.6%	1.7%	1.8%	1.7%	1.7%	1.8%	1.8%	0.0 p.p.
Mobile ARPU (EUR)(cumulative YTD)	7.0	6.6	6.4	6.4	6.7	6.5	6.5	2.9
Prepay	3.2	3.0	2.8	2.8	2.8	2.8	2.8	2.7
Contract (1)	13.0	12.4	11.9	11.9	12.2	11.8	11.7	(0.7)
Mobile data traffic (TB) (cumulative YTD)	228,836	477,228	777,616	1,110,125	381,864	781,043	1,230,922	58.3
Fixed telephony ARPU (EUR) (cumulative YTD)	10.3	9.8	9.3	9.1	8.4	8.4	8.3	(9.0)
Pay TV ARPU (EUR) (cumulative YTD)	24.7	23.9	23.3	23.5	23.8	23.7	23.8	4.1
Broadband ARPU (EUR) (cumulative YTD)	13.2	12.7	12.6	13.0	14.0	14.0	14.1	14.0
Fixed data traffic (TB) (cumulative YTD)	4,838,067	10,190,227	15,949,403	21,954,704	6,201,789	12,436,560	18,907,997	18.5

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1) Excludes M2M.

30

06 TELEFÓNICA HISPAM SUR (y-o-y changes in organic terms) Hispam Sur's third quarter results maintained a solid y-o-y growth trend in both revenues and OIBDA (+16.1% and +15.6% y-o-y respectively), reflecting growth in value accesses (contract and FTTx/Cable), tariffs update in Argentina and savings from digitalisation. Contract mobile accesses (+1.6% y-o-y) presented positive net additions in all countries for another quarter, thanks to the offer differentiation with new functionalities, and to Movistar Play's launch in all countries (OTT Pay TV service with 801k active users). The transformation process continued in the fixed business, with FTTx/Cable accesses increasing to 2.9m (+96k connected in Q3) reaching an uptake of 31% (+2 p.p. y-o-y) despite the deployment acceleration (9.5m premises passed, +1.7m in the last twelve months). Revenues amounted to €1,430m in Q3, up 16.1% y-o-y (+16.3% in 9M) mainly on growth in value, tariffs update in Argentina, back to growth in Peru after two and a half years, and acceleration of broadband revenues in Chile; all of this despite the regulatory impact in Chile and Peru (impact of -1.6 p.p. in the quarter's growth, -1.8 p.p. in 9M). Operating expenses increased 18.7% y-o-y (+19.0% in 9M) due to higher expenses in Argentina (inflation impact and Argentinian peso depreciation), partially offset by efficiencies achieved in all countries and lower interconnection expenses following regulatory changes in Chile and Peru. €93m in restructuring costs were registered in the quarter (€24m in Q3 18). OIBDA (€331m in Q3; +€22m due to IFRS 16 and +€81m in 9M) grew 15.6% y-o-y in the quarter (+13.6% in 9M). Additionally, €29m of capital gains from the sale of data centres were registered in the quarter. OIBDA margin stood at 23.1% (stable y-o-y; 26.5% in January-September, -0.7 p.p. y-o-y). CapEx for January-September amounted to €678m, +9.8% y-o-y mainly allocated to the deployment of LTE, FTTx and cable networks. CapEx represented 14% of revenues (-1 p.p. y-o-y). OIBDA-CapEx totalled €589m in 9M (+17.9% y-o-y). In the third quarter, Telefónica Argentina showed a consistent growth trend in revenues and OIBDA (+47.7% and +31.5% respectively) thanks to the increase in value accesses, the gradual tariffs update and handset sales with higher markup, in an environment of high inflation and currency depreciation. Reported results for January-September 2019 were affected by the accounting treatment of Argentina as a hyperinflationary economy, impacting reported terms: revenue (Q3: -€210m; 9M: -€157m); OIBDA (Q3: -€64m; 9M: -€76m); CapEx (Q3: -€22m; 9M: -€19m). Mobile accesses (17.0m) decreased by 8% y-o-y due to prepay (-13%, negatively impacted by the obligation to identify prepay users since March 2018, with no significant impact on revenues); however, accesses with frequent top-up increased (+105k in the quarter). In contract, accesses grew by 0.5% y-o-y with positive net additions in the quarter and positive portability (+7.6k accesses). ARPU rose 39.5% y-o-y in 9M on the back of higher contract weight and gradual tariffs increase. Retail broadband accesses (1.4m; -10% impacted by the decrease in ADSL) posted solid ARPU growth (+76.5% in the quarter, +65.4% in 9M) thanks to tariff updates and the gradual connection to FTTx networks, which accesses increased by 1.4x y-o-y to 566k by September (34k connected in the quarter). Premises passed rose to 2.5m. Pay TV accesses totalled 130k, with quarterly net additions of 39k. Movistar Play service (launched in March) accounted for 142k active users as of September. Revenues grew by 47.7% y-o-y to €362m in July-September (€1,575m in January-September, +45.3%). Operating expenses (€273m in the quarter) rose by 54.0% y-o-y (€1,179m; +53.2% in 9M), affected by the impact of the peso depreciation and inflation (mainly on personnel and energy expenses) and by higher commercial expenses. OIBDA in the quarter totalled €94m, €419m in January-September (+€10m due to IFRS 16 adoption; +€25m in 9M) and increased by 31.5% en Q3 (+28.1% en 9M). OIBDA margin stood at 26.0% (-3.3 p.p. y-o-y) and at 26.6% in January-September (-3.7 p.p.). CapEx in the first nine months amounted to €212m, accounting for 13% of sales, mainly devoted to the fibre and 4G network expansion. OIBDA-CapEx stood at €207m in September (+44.2% y-o-y). 31

In the third quarter Telefónica Chile maintained its focus in value, highlighting the increase in FTTx accesses, that together with IT's good performance, resulted into a solid growth in fixed broadband and new services revenues (+6.4% y-o-y). Contract accesses grew (+6% y-o-y) after posting +45k net additions (+17k in Q2) thanks to the improved commercial offering. Prepaid (-21%) continued affected by market aggressiveness and migrations to contract. Fixed broadband ARPU accelerated its growth to +10.2% in Q3 (vs. +3.9% in Q2) on the gradual connection of FTTx accesses (+28% y-o-y) driven by the good performance of FTTH (+65%). Pay TV accesses (-16% y-o-y) fell on DTH reduction (less focus on the service), despite IPTV accesses increased (+33% y-o-y). Revenues for the quarter (€470m) decreased by 5.1% (€1,456m; -3.9% in January-September), impacted by regulation (-2.4% in Q3 and -1.6% in 9M when excluding this impact) and intense competition in the mobile business. It is worth to highlight FTTH revenues growth (x2 y-o-y) and the good performance of IT and cloud. Operating expenses (€311m in Q3) decreased by 6.4% y-o-y (€973m and -5.2% in 9M) thanks to the efficiency measures implemented (mainly in customer service and billing) and lower termination expenses. OIBDA totalled €183m in Q3 and €521m in 9M (+€11m following IFRS 16 adoption; +€49m in 9M) and rose 5.2% y-o-y in the quarter (+1.1% in 9M). Additionally, €14m of capital gains were registered from the sale of data centres in the quarter. OIBDA margin stood at 39.0% in Q3 (+3.3 p.p. y-o-y; +1.6 p.p. in 9M). CapEx (€254m in January-September; +12.9% y-o-y, 17% of revenues; +2.6 p.p. y-o-y) was mainly devoted to FTTH deployment (1.5m premises passed as of September, +53% y-o-y). Y-o-y change and weight on revenues for 9M cannot be extrapolated to the full year, given the different execution levels of investment in both years. OIBDA-CapEx totalled €268m in September (-10.4% y-o-y). Telefónica Perú posted revenue growth in the third quarter (+0.6% y-o-y vs. -0.9% in Q2) after decreasing for two and a half years, leveraged on the gradual tariffs updates in the fixed service and handset sales, and despite the tough competitive environment and the regulatory impact (57% cut in mobile termination rate from 1st January). OIBDA rose on revenues evolution, efficiencies capture and capital gains from the sale of data centres (€12m). Mobile accesses (12.5m) decreased by 7% y-o-y due to the fall in prepay and the disconnection of inactive accesses in the first quarter. However, it is worth to highlight contract net additions in Q3 (174k; +251k in 9M), which resulted in a 6% growth in accesses excluding the aforementioned disconnection. Retail broadband accesses (2.0m) rose by 7% y-o-y, thanks to the growth in FTTx and cable accesses (+26%; 1.7m connected) which, coupled with the tariffs update mentioned above, drove ARPU growth. Premises passed with FTTx and cable amounted to 4.8m after passing 548k premises in the last 12 months (160k in Q3). Pay TV accesses (1.6m) increased by 4% y-o-y. The Movistar Total convergent offering (launched in January) already has 156k customers, while the Movistar Play OTT service has 504k active accesses in September. Revenues (€547m) reverted the negative trend in the quarter (+0.6% y-o-y; €1,600m, -0.6% in 9M) and would have grown by 2.7% excluding the regulatory impact, driven by handset sales (+3.2% y-o-y) with higher margin, and the y-o-y growth in fixed revenues (+3.4%; +4.4% in January-September). Operating expenses (€547m) rose by 5.2% (€1,413m; +3.0% in 9M) due to higher commercial activity and partly offset by higher efficiencies. €87m of personnel restructuring costs were included in the quarter (€20m in Q3 18). Thus, OIBDA in the quarter stood at €33m and €265m in January-September (+€2m positive impact on IFRS 16 adoption; +€5m in 9M), and rose by 3.9% y-o-y (+4.1% in January-September). OIBDA margin stood at 6.0% (+0.6 p.p. y-o-y) and at 16.6% in January-September (+1.0 p.p.). CapEx in January-September (€196m; -2.1% y-o-y), accounted for 12% of revenues (-0.2 p.p vs. 9M 18) and was focused on 4G, fibre and cable networks deployment. OIBDA-CapEx totalled €69m (+14.3% y-o-y). 32

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA HISPAM SUR
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - September		% Chg		July - September		% Chg	
	2019	2018	Reported	Organic	2019	2018	Reported	Organic
Revenues	4,785	4,689	2.0	16.3	1,430	1,315	8.7	16.1
Telefónica Argentina	1,575	1,431	10.1	45.3	362	232	55.7	47.7
Telefónica Chile	1,456	1,556	(6.4)	(3.9)	470	505	(6.9)	(5.1)
Telefónica Perú	1,600	1,546	3.5	(0.6)	547	527	3.7	0.6
Telefónica Uruguay	164	164	(0.3)	7.5	54	53	2.2	10.2
Others & eliminations	(10)	(8)	21.5	58.8	(3)	(2)	31.1	52.4
Service revenues	4,137	4,089	1.2	15.7	1,219	1,140	7.0	14.0
Telefónica Argentina	1,409	1,290	9.2	44.0	312	209	49.2	43.3
Telefónica Chile	1,236	1,330	(7.1)	(4.6)	396	432	(8.4)	(6.6)
Telefónica Perú	1,355	1,329	2.0	(2.1)	465	451	3.2	0.2
Telefónica Uruguay	147	148	(0.3)	7.6	48	48	0.2	8.1
Others & eliminations	(10)	148	21.5	58.8	(3)	(1)	176.1	52.4
OIBDA	1,267	1,236	2.5	13.6	331	311	6.2	15.6
Telefónica Argentina	419	417	0.6	28.1	94	54	74.5	31.5
Telefónica Chile	521	467	11.6	1.1	183	156	17.7	5.2
Telefónica Perú	265	290	(8.5)	4.1	33	80	(59.1)	3.9
Telefónica Uruguay	61	60	0.8	6.6	20	20	0.5	6.0
Others & eliminations	0	2	(86.6)	c.s.	1	2	(62.6)	c.s.
CapEx	678	685	(1.0)	9.8	185	178	3.9	(0.4)
Telefónica Argentina	212	246	(13.9)	14.3	37	38	(3.1)	(2.7)
Telefónica Chile	254	231	9.9	12.9	72	63	14.7	16.6
Telefónica Perú	196	192	1.9	(2.1)	70	71	(0.7)	(3.7)
Telefónica Uruguay	17	16	4.1	12.3	6	7	(10.3)	(2.7)
Others & eliminations	—	0	—	c.s.	(0)	0	c.s.	c.s.
Spectrum	3	17	(83.8)	(80.1)	0	11	c.s.	c.s.
Telefónica Argentina	3	17	(83.8)	(80.1)	0	11	c.s.	(100.0)
Telefónica Chile	—	—	—	—	—	—	—	—
Telefónica Perú	—	—	—	—	—	—	—	—
Telefónica Uruguay	—	—	—	—	—	—	—	—
Others & eliminations	—	—	—	—	—	—	—	—
OIBDA-CapEx	589	551	6.8	17.9	145	133	9.3	33.3
Telefónica Argentina	207	171	21.6	44.2	57	16	262.8	72.4
Telefónica Chile	268	237	13.2	(10.4)	111	93	19.7	(2.6)
Telefónica Perú	69	98	(29.2)	14.3	(37)	10	c.s.	22.5
Telefónica Uruguay	44	44	(0.5)	4.6	14	13	5.9	10.2
Others & eliminations	0	2	(86.6)	c.s.	1	2	(62.6)	c.s.

Notes:

- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.

- OIBDA before management and brand fees.

- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

33

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA HISPAM SUR

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	Reported	Organic	2019	2018	Reported	Organic
Revenues	4,785	4,689	2.0	16.3	1,430	1,315	8.7	16.1
Mobile Business	2,751	2,799	(1.7)	13.5	803	761	5.6	14.4
Mobile service revenues	2,104	2,199	(4.3)	11.7	593	584	1.5	10.0
Data revenues	1,335	1,284	3.9	26.6	346	334	3.6	16.7
Handset revenues	648	600	8.0	20.6	211	177	19.2	30.6
Fixed Business	2,030	1,890	7.4	20.3	626	556	12.6	18.5
FBB and new services revenues (1)	1,095	963	13.7	28.8	326	275	18.5	24.8
Pay TV revenues	406	401	1.2	2.3	135	133	1.7	4.5
Voice & access revenues	529	526	0.6	16.3	165	148	11.5	15.5
Internal expenditure capitalised in fixed assets	47	51	(7.2)	2.2	14	16	(9.2)	(3.5)
Operating expenses	(3,661)	(3,537)	3.5	19.0	(1,162)	(1,026)	13.2	18.7
Supplies	(1,340)	(1,440)	(6.9)	11.2	(426)	(431)	(1.1)	17.2
Personnel expenses	(747)	(636)	17.5	27.4	(265)	(174)	52.1	22.8
Other operating expenses	(1,573)	(1,461)	7.7	22.6	(472)	(421)	11.9	18.4
Other net income (expense)	25	32	(22.2)	(6.3)	4	6	(37.8)	(40.3)
Gain (loss) on sale of fixed assets	71	3	n.s.	n.s.	45	0	n.s.	c.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,267	1,236	2.5	13.6	331	311	6.2	15.6
OIBDA Margin	*26.5%*	*26.4%*	*0.1 p.p.*	*(0.7 p.p.)*	*23.1%*	*23.7%*	*(0.5 p.p.)*	*(0.1 p.p.)*
CapEx	678	685	(1.0)	9.8	185	178	3.9	(0.4)
Spectrum	3	17	(83.8)	(80.1)	0	11	c.s.	c.s.
OIBDA-CapEx	589	551	6.8	17.9	145	133	9.3	33.3

Notes:

- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.

- OIBDA before management and brand fees.

- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA HISPAM SUR

ACCESSES

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	57,783.3	57,531.8	56,723.6	56,889.9	55,788.5	54,997.2	52,726.4	(7.0)
Fixed telephony accesses	7,811.1	7,684.6	7,549.9	7,435.2	7,301.3	7,097.8	6,832.0	(9.5)
Internet and data accesses	4,611.4	4,648.1	4,675.4	4,669.7	4,677.4	4,655.5	4,591.3	(1.8)
Broadband	4,492.4	4,528.3	4,554.9	4,549.5	4,553.7	4,531.8	4,467.2	(1.9)
FTTx/Cable	1,829.2	2,089.2	2,285.8	2,490.8	2,669.8	2,828.4	2,924.1	27.9
Mobile accesses	43,276.3	43,042.8	42,324.7	42,575.1	41,564.8	40,976.4	39,054.1	(7.7)
Prepay	26,973.7	26,386.8	25,504.3	25,571.6	24,788.4	24,104.3	21,958.5	(13.9)
Contract (2)	16,302.6	16,655.9	16,820.4	17,003.5	16,776.4	16,872.1	17,095.6	1.6
M2M	1,240.2	1,339.4	1,396.2	1,457.7	1,504.1	1,567.3	1,658.6	18.8
Pay TV	2,084.6	2,156.4	2,173.5	2,209.9	2,244.9	2,267.5	2,249.0	3.5
Total Acceses Hispam Sur	57,808.9	57,556.0	56,747.9	56,913.1	55,810.5	55,019.6	52,747.6	(7.0)

(1) Includes fixed wireless and VoIP accesses.(2) Includes the disconnection of 273 thousand inactive contract accesses in Peru in the first quarter 2019.

SELECTED OPERATIONAL

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	37.7%	38.7%	39.7%	39.9%	40.4%	41.2%	43.8%	4.0 p.p.
Smartphones ('000)	21,331.4	21,507.3	21,056.7	21,370.3	21,208.8	21,033.6	20,994.7	(0.3)
Smartphone	51.4%	52.2%	52.1%	52.6%	53.6%	54.0%	56.8%	4.7 p.p.
LTE ('000)	13,713.1	13,777.7	14,694.1	15,980.2	16,175.7	16,317.8	16,545.1	12.6
LTE penetration (%)	32.6%	33.0%	36.0%	38.9%	40.4%	41.4%	44.2%	8.3 p.p.

34

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg
Revenues	1,575	1,431	10.1	45.3	362	232	55.7	47.7
Mobile Business	989	945	4.6	38.5	230	151	52.9	44.2
Mobile service revenues	822	804	2.2	35.1	181	128	41.8	36.4
Data revenues	568	471	20.5	59.7	87	66	33.4	43.7
Handset revenues	166	140	18.4	57.9	49	23	114.5	88.6
Fixed Business	584	486	20.1	57.6	131	82	60.0	53.7
FBB and new services (1)	312	257	21.5	60.9	50	32	55.6	50.6
Pay TV	8	—	—	—	3	—	—	—
Voice & access revenues	264	229	14.9	46.0	78	50	57.1	49.6
OIBDA	419	417	0.6	28.1	94	54	74.5	31.5
OIBDA margin	26.6%	29.1%	(2.5 p.p.)	(3.7 p.p.)	26.0%	23.2%	2.8 p.p.	(3.3 p.p.)
CapEx	212	246	(13.9)	14.3	37	38	(3.1)	(2.7)
Spectrum	3	17	(83.8)	(80.1)	0	11	c.s.	(100.0)
OIBDA-CapEx	207	171	21.6	44.2	57	16	262.8	72.4

Notes:
- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	24,507.7	24,208.3	23,798.2	23,910.6	23,477.2	23,315.9	21,855.2	(8.2)
Fixed telephony accesses (1)	4,023.4	3,908.5	3,770.6	3,667.3	3,530.3	3,400.7	3,267.9	(13.3)
Fixed wireless	192.9	184.5	170.4	173.2	161.0	156.9	151.4	(11.2)
Internet and data accesses	1,648.5	1,613.3	1,579.9	1,546.1	1,497.8	1,453.5	1,417.9	(10.3)
Broadband	1,613.5	1,578.6	1,545.5	1,512.1	1,463.8	1,419.8	1,384.5	(10.4)
FTTx	294.7	353.2	416.9	468.6	495.1	531.9	566.2	35.8
Mobile accesses	18,835.8	18,686.5	18,446.3	18,666.8	18,389.8	18,370.1	17,039.1	(7.6)
Prepay	11,259.6	11,011.4	10,726.8	10,907.0	10,702.3	10,616.1	9,283.3	(13.5)
Contract	7,576.2	7,675.1	7,719.5	7,759.7	7,687.5	7,754.0	7,755.8	0.5
M2M	614.3	629.4	658.0	698.0	717.0	758.7	810.6	23.2
Pay TV	—	—	1.4	30.4	59.2	91.6	130.3	n.s
Total Accesses	24,528.1	24,227.4	23,817.1	23,928.3	23,493.5	23,332.2	21,870.2	(8.2)

(1) Includes fixed wireless and VoIP accesses.

35

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

SELECTED OPERATIONAL DATA

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	40.2%	41.1%	41.8%	41.6%	41.8%	42.2%	45.5%	3.7 p.p.
Smartphones ('000)	8,879.0	8,988.5	8,949.3	9,074.2	8,967.5	9,254.1	9,316.6	4.1
Smartphone penetration (%)	49.0%	50.1%	50.6%	50.8%	51.0%	52.8%	57.7%	7.1 p.p.
LTE ('000)	6,673.1	6,714.7	6,751.7	7,647.0	7,759.0	7,807.6	7,929.3	17.4
LTE penetration (%)	36.6%	37.2%	38.0%	42.6%	43.9%	44.3%	48.9%	10.9 p.p.
Mobile churn (quarterly)	3.2%	2.9%	2.6%	1.7%	2.7%	2.7%	5.4%	2.8
Contract (1)	1.1%	1.1%	1.3%	1.5%	2.1%	2.2%	2.5%	1.2 p.p.
Mobile churn (cumulative YTD)	3.2%	2.9%	2.8%	2.5%	2.7%	2.7%	3.6%	0.8
Contract (1)	1.1%	1.1%	1.2%	1.3%	2.1%	2.1%	2.2%	1.1 p.p.
Mobile ARPU (EUR)(cumulative YTD)	7.8	7.5	4.2	4.8	5.2	5.5	4.5	39.5
Prepay	2.4	2.4	1.3	1.5	1.5	1.5	1.3	28.0
Contract (1)	16.7	15.9	8.9	10.0	11.0	11.7	9.3	38.3
Mobile data traffic (TB) (cumulative YTD)	71,626	147,967	230,363	318,130	87,371	182,579	287,520	24.8
Fixed telephony ARPU (EUR) (cumulative YTD)	8.5	8.4	4.8	5.6	6.7	7.4	6.1	69.4
Pay TV ARPU (EUR) (cumulative YTD)					10.9	12.8	10.6	
Broadband ARPU (EUR) (cumulative YTD)	18.1	17.1	9.4	11.1	13.5	14.6	11.7	65.4
Fixed data traffic (TB) (cumulative YTD) (2)	425,127	893,893	1,466,706	2,027,293	555,796	1,086,029	1,602,988	9.3

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1) Excludes M2M.

(2) Includes solely traffic related with FBB accesses, not Business customers.

36

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg
Revenues	1,456	1,556	(6.4)	(3.9)	470	505	(6.9)	(5.1)
Mobile Business	832	909	(8.4)	(6.0)	269	296	(8.9)	(7.2)
Mobile service revenues	612	684	(10.4)	(8.0)	195	223	(12.6)	(10.8)
Data revenues	335	356	(5.9)	(2.9)	108	118	(8.5)	(6.8)
Handset revenues	220	226	(2.5)	0.2	74	73	2.2	4.0
Fixed Business	623	646	(3.6)	(1.0)	201	209	(4.0)	(2.2)
FBB and new services (1)	349	332	5.0	7.8	116	111	4.3	6.4
Pay TV	153	172	(11.1)	(8.7)	48	54	(12.3)	(10.6)
Voice & access revenues	122	142	(14.5)	(12.2)	38	44	(14.7)	(13.1)
OIBDA	521	467	11.6	1.1	183	156	17.7	5.2
OIBDA margin	*35.8%*	*30.0%*	*5.8 p.p.*	*1.6 p.p.*	*39.0%*	*30.9%*	*8.2 p.p.*	*3.3 p.p.*
CapEx	254	231	9.9	12.9	72	63	14.7	16.6
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	268	237	13.2	(10.4)	111	93	19.7	(2.6)

Notes:
- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	12,061.9	11,887.5	11,836.3	11,591.5	11,133.4	10,847.1	10,627.1	(10.2)
Fixed telephony accesses (1)	1,289.1	1,273.5	1,251.9	1,222.4	1,176.4	1,143.9	1,112.4	(11.1)
Internet and data accesses	1,141.9	1,151.0	1,156.1	1,150.2	1,133.8	1,117.4	1,099.4	(4.9)
Broadband	1,089.2	1,097.8	1,102.0	1,095.8	1,078.9	1,062.0	1,043.3	(5.3)
FTTx	379.0	421.5	475.1	522.9	556.0	587.1	608.0	28.0
Mobile accesses	8,957.4	8,783.8	8,758.8	8,567.5	8,201.1	7,991.7	7,855.8	(10.3)
Prepay	5,658.8	5,391.6	5,245.6	4,957.7	4,545.1	4,318.5	4,137.8	(21.1)
Contract	3,298.5	3,392.2	3,513.2	3,609.8	3,656.0	3,673.3	3,718.0	5.8
M2M	422.1	426.8	440.8	441.0	463.7	487.2	498.3	13.1
Pay TV	673.6	679.2	669.5	651.3	622.0	594.1	559.5	(16.4)
Total Accesses	12,067.0	11,892.6	11,841.7	11,597.0	11,139.0	10,853.3	10,633.3	(10.2)

(1) Includes fixed wireless and VoIP accesses.

37

SELECTED OPERATIONAL DATA Unaudited figures 2018 2019 March June September December March June September % Chg Contract percentage (%) 36.8% 38.6% 40.1% 42.1% 44.6% 46.0% 47.3% 7.2 p.p. Smartphones ('000) 3,344.5 3,411.8 3,437.9 3,531.6 3,490.5 3,438.6 3,413.6 (0.7) Smartphone penetration (%) 40.5% 42.2% 42.7% 44.9% 46.6% 47.3% 47.9% 5.2 p.p. LTE ('000) 2,700.0 2,823.9 3,035.2 3,207.0 3,237.8 3,213.4 3,144.9 3.6 LTE penetration (%) 31.6% 33.8% 36.5% 39.5% 41.8% 42.8% 42.7% 6.3 p.p. Mobile churn (quarterly) 3.4% 3.5% 2.9% 3.9% 4.2% 3.8% 3.4% 0.5 p.p. Contract (1) 2.2% 2.3% 2.3% 2.8% 2.8% 3.1% 2.9% 0.6 p.p. Mobile churn (cumulative YTD) 3.4% 3.5% 3.3% 3.4% 4.2% 4.0% 3.8% 0.5 p.p. Contract (1) 2.2% 2.3% 2.3% 2.5% 2.8% 2.9% 2.9% 0.6 p.p. Mobile ARPU (EUR)(cumulative YTD) 8.5 7.9 7.9 7.9 7.8 7.7 7.6 (0.4) Prepay 2.3 2.2 2.2 2.1 1.8 1.6 1.5 (26.9) Contract (1) 22.1 20.0 19.6 19.3 17.7 17.4 17.1 (10.6) Mobile data traffic (TB) (cumulative YTD) 74,641 162,246 260,842 365,241 107,858 210,900 336,391 29.0 Fixed telephony ARPU (EUR) (cumulative YTD) 11.8 11.7 11.4 11.4 10.9 10.9 10.6 (4.1) Pay TV ARPU (EUR) (cumulative YTD) 22.8 23.1 22.5 22.2 22.2 23.0 23.1 5.3 Broadband ARPU (EUR) (cumulative YTD) 17.1 17.1 16.7 16.5 16.6 16.8 17.0 4.5 Fixed data traffic (TB) (cumulative YTD) (2) 524,361 1,133,870 1,794,715 2,480,494 752,143 1,532,548 2,315,175 29.0 Notes: - ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change . - Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded. (1) Excludes M2M. (2) Includes solely traffic related with FBB accesses, not Business customers. 38

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA PERU

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg
Revenues	1,600	1,546	3.5	(0.6)	547	527	3.7	0.6
Mobile Business	773	785	(1.6)	(5.5)	252	264	(4.3)	(9.8)
Mobile service revenues	528	568	(7.1)	(10.8)	171	187	(8.6)	(15.1)
Data revenues	353	377	(6.5)	(10.2)	125	125	0.2	(2.6)
Handset revenues	245	217	12.8	8.3	81	76	6.4	3.2
Fixed Business	827	761	8.7	4.4	295	264	11.6	3.4
FBB and new services (1)	438	377	16.3	11.6	161	132	22.4	15.7
Pay TV	244	229	6.6	2.4	84	78	7.5	(6.0)
Voice & access revenues	145	155	(6.5)	(10.3)	49	54	(8.9)	(13.2)
OIBDA	265	290	(8.5)	4.1	33	80	(59.1)	3.9
OIBDA margin	16.6%	18.7%	(2.2 p.p.)	1.0 p.p.	6.0%	15.2%	(9.2 p.p.)	0.6 p.p.
CapEx	196	192	1.9	(2.1)	70	71	(0.7)	(3.7)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	69	98	(29.2)	14.3	(37)	10	c.s.	22.5

Notes:

- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.

- OIBDA is presented before management and brand fees.

(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Fixed telephony	2,498.6	2,502.6	2,527.5	2,545.4	2,594.6	2,553.2	2,451.7	(3.0)
Fixed wireless	84.6	84.7	85.2	85.4	85.4	85.4	85.4	0.3
Internet and data	1,821.0	1,883.8	1,939.5	1,973.3	2,045.8	2,084.6	2,074.0	6.9
Broadband	1,789.7	1,852.0	1,907.4	1,941.5	2,010.9	2,049.9	2,039.4	6.9
FTTx/Cable	1,155.5	1,314.6	1,393.8	1,499.2	1,618.7	1,709.4	1,749.9	25.5
Mobile accesses	13,816.4	13,915.5	13,474.9	13,664.8	13,308.9	12,966.2	12,514.1	(7.1)
Prepay	9,093.0	9,038.0	8,597.2	8,744.0	8,594.4	8,241.7	7,615.1	(11.4)
Contract (2)	4,723.5	4,877.5	4,877.7	4,920.8	4,714.5	4,724.6	4,899.0	0.4
M2M	112.4	187.1	199.5	217.7	217.3	211.2	236.8	18.7
Pay TV	1,411.0	1,477.1	1,502.6	1,528.1	1,563.7	1,581.8	1,559.2	3.8
Total Accesses	19,547.1	19,779.1	19,444.4	19,711.7	19,513.0	19,185.8	18,599.0	(4.3)

(1) Includes fixed wireless and VoIP accesses.

(2) Includes the disconnection of 273 thousand inactive contract accesses in the first quarter 2019.

39

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

SELECTED OPERATIONAL DATA

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	34.2%	35.1%	36.2%	36.0%	35.4%	36.4%	39.1%	2.9 p.p.
Smartphones ('000)	8,230.3	8,231.3	7,803.0	7,873.5	7,858.5	7,456.2	7,363.9	(5.6)
Smartphone penetration (%)	60.4%	60.3%	59.1%	58.9%	60.4%	58.8%	60.3%	1.2 p.p.
LTE ('000)	3,725.1	3,586.3	4,217.9	4,391.3	4,437.6	4,556.7	4,682.1	11.0
LTE penetration (%)	27.2%	26.1%	31.9%	32.7%	33.9%	35.7%	38.1%	6.2 p.p.
Mobile churn (quarterly)	5.8%	6.2%	7.1%	6.8%	6.8%	7.6%	7.0%	(0.1 p.p.)
Contract (1)(2)	3.0%	3.2%	3.5%	3.3%	3.0%	3.2%	3.1%	(0.4 p.p.)
Mobile churn (cumulative YTD)	5.8%	6.2%	6.5%	6.6%	6.8%	7.2%	7.2%	0.7 p.p.
Contract (1)(2)	3.0%	3.2%	3.3%	3.3%	3.0%	3.1%	3.2%	(0.1 p.p.)
Mobile ARPU (EUR)(cumulative YTD)	5.2	4.4	4.4	4.4	4.2	4.3	4.3	(6.5)
Prepay	1.8	1.7	1.7	1.8	1.7	1.6	1.7	(9.3)
Contract (1)(2)	12.0	9.6	9.5	9.5	9.1	9.3	9.2	(7.0)
Mobile data traffic (TB) (cumulative YTD)	62,196	133,741	224,923	326,110	114,944	238,332	385,070	71.2
Fixed telephony ARPU (EUR) (cumulative YTD)	5.8	5.8	5.8	5.8	5.0	5.0	4.8	(20.0)
Pay TV ARPU (EUR) (cumulative YTD)	17.5	17.6	17.5	17.4	16.9	17.1	17.3	(5.5)
Broadband ARPU (EUR) (cumulative YTD)	12.6	12.7	12.7	12.7	12.5	13.0	13.4	1.3
Fixed data traffic (TB) (cumulative YTD) (3)	752,346	1,559,607	2,463,278	3,499,664	1,263,115	2,696,039	4,351,311	76.6

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1) Excludes M2M.

(2) Excludes the disconnection of 273 thousand inactive contract accesses in the first quarter 2019.

(3) Includes solely traffic related with FBB accesses, not Business customers.

40

07 TELEFÓNICA HISPAM NORTE (y-o-y changes in organic terms) Hispam Norte's results showed similar trends to those seen in the previous quarter, and remained affected by the competitive intensity and by 2.5 GHz and 1,900 MHz spectrum commitments in Mexico, registered as OpEx instead of CapEx since Q4 18. Since 1st of September, and after the closing of its sale, Telefónica Panamá was no longer consolidated (Nicaragua since 1st of May and Guatemala since 1st of January), the closing of the divestments in El Salvador and Costa Rica are still pending. Total accesses stood at 64.9m (+1% y-o-y excluding Guatemala, Nicaragua and Panama) and mobile accesses at 60.1m (+2% y-o-y, worth highlighting Colombia, with positive net additions for the 10th consecutive quarter). Contract accesses rose 2% y-o-y, with +69k net additions in the quarter (+200k in 9M), worth highlighting Colombia and Mexico as both presented once again positive contract net additions. Regarding retail broadband accesses (-2% y-o-y), it is worth mentioning the strong growth in fibre accesses (FTTH +154% y-o-y), boosted by the network deployment (1.5m FTTx premises passed to September, of which 60% with FTTH). Movistar Play (OTT pay TV service) presented 368k active users at September. Revenues (€895m) fell 2.5% y-o-y in the quarter (€2,880m, -0.4% in 9M), although the reversed trend in Mexico is particularly noteworthy (+0.6% y-o-y). Operational expenses (€701m) increased 8.1% y-o-y (€2,237m, +8.6% in 9M) due to the negative impact of the 2.5 GHz and 1,900 MHz spectrum commitments in Mexico, which started to be recorded as OpEx (impact of €26m in Q3; €78m in 9M) since Q4 18, to higher commercial expenses associated with value growth, and to currency depreciation impacts. OIBDA (€274m; +€37m following IFRS16 adoption; +€116m in 9M) decreased 14.1% y-o-y in the quarter (€799m in 9M, -14.0%). In Q3 19, €16m in capital gains from the sale of towers in Colombia were registered (€33m registered in Q219 in Colombia and Mexico; €24m in Q318 in Colombia) and €17m from the sale of data centres in Mexico. OIBDA margin stood at 30.7% (-3.6 p.p. y-o-y; 27.7% in 9M, -3.8 p.p.). CapEx (€327m in January-September) rose 2.1% y-o-y. Furthermore, in the quarter €18m were registered for spectrum renewal in the 7.5 GHz and 23 GHz bands in Mexico. CapEx (excluding spectrum) represented 10% over sales in 9M (+0,2 p.p. y-o-y). OIBDA-CapEx totalled €472m in January-September. Telefónica Colombia continued presenting solid commercial results in high-value segments, mainly in contract (positive net additions for 6 consecutive quarters) and FTTH. OIBDA slightly increased (+0.1% y-o-y in Q3 19) thanks to the growth in value, efficiency measures and capital gains from tower sales that more than compensated the impact of lower fixed revenues from legacy services and higher commercial expenses. Mobile accesses rose to 16.1m (+5% y-o-y) after posting positive net additions for the 10th consecutive quarter (+31k in Q3; +344k in 9M), worth highlighting contract (+64k in Q3; +160k in 9M) as a result of the positive performance of the commercial offer (with differentiation elements: Movistar Play, "pasa gigas" and data roaming), which translated into an upward trend in the gross additions (+13% y-o-y) and churn stabilization at low levels (1.8%). Retail broadband accesses decreased 6% due to ADSL, even though the quality of accesses improved as a result of FTTH (+154% y-o-y) thanks to the network deployment (1.5m premises passed as of September; 60% with FTTH). Regarding Pay TV accesses, IPTV accesses rose to 48k as of September following the recent launch of the service in Q1 19 and partially offset the losses in DTH, resulting from a lower focus on the service. Revenues (€350m) fell 1.5% y-o-y (€1,061m in 9M, +1.4%) mainly due to fixed revenues from voice, ADSL and DTH, which were partially offset by the growth in fibre revenues and handset sales (the latter accelerated its growth to 30.6% y-o-y; +16.9% in 9M). Operating expenses (€247m) increased 6.7% y-o-y (€754m in 9M, +8.7%) mainly as a result of higher commercial expenses associated with the growing commercial activity, the depreciation of the peso against the U.S. dollar impacting networks, IT and content expenses, and higher interconnection costs (traffic growth). OIBDA (€137m; -9M€ following IFRS16 adoption; -5M€ in 9M) increased 0.1% y-o-y (€400m in 9M, +4.6%) and it was registered €16m from the sales of towers in the quarter (€26m in 2Q 19; €24m in Q3 18). OIBDA margin stood at 39.2% (+0.7 p.p. y-o-y; 37.7% in 9M, +1.1 p.p. y-o-y). CapEx (151M€ in January-September) increased 34.9% y-o-y. CapEx represented 14% over sales in 9M (+3.5 p.p. y-o-y). OIBDA-CapEx totalled €249m in January-September. 41

Telefónica México continued showing good commercial results, with an acceleration of accesses growth (+4% in contract, +6% in prepaid; +1% and -4% at June, respectively). Likewise, revenues reverted the trend to increase again (+0.6% in Q3 19; +0.1% in 9M). OIBDA y-o-y growth (-89.1% in Q3 19; -90.2% in 9M) was still impacted by spectrum commitments, registered as OpEx instead of CapEx since Q4 18. Mobile accesses totalled 26.9m and rose 5% y-o-y, improving sequentially (-4% in Q2 19). Contract accesses increased 4% (representing 9% of the total) after registering positive net additions for four consecutive quarters (+28k in Q3 19, +63k in 9M). Contract churn improved for the 4th consecutive quarter (-1.5 p.p. y-o-y in Q3 19) resulting from an improvement and simplification of the commercial offers. Prepaid accesses continued presenting positive growth (+6% y-o-y, -4% in 2T 19), consequence of the loyalty plans. Revenues (€300m) were back to positive y-o-y growth and rose 0.6% (€912m in 9M, +0.1% y-o-y) driven mainly by revenues from handset sales (+14.7% y-o-y in Q3 19, +15.8% in 9M) and by the positive performance from contract and prepaid, which offset lower wholesale revenues. Operating expenses (€281m) increased 18.3% y-o-y (€867m in 9M, +17.4%) and were affected by the registration of 2.5 GHz and 1,900 MHz spectrum commitments (impact of €26m in Q3 19; €78m in 9M), and by higher commercial expenses. OIBDA (€53m; +€32m following IFRS16 adoption, +€69m in 9M) fell 89.1% y-o-y (€100m in 9M, -90.2% y-o-y) affected by spectrum commitments mentioned previously. In addition, €17m capital gains from the sale of data centres were registered in the quarter. CapEx (€89m in January-September) decreased 23.4% y-o-y. Furthermore, in the quarter €18m were registered for spectrum renewal in the 7.5 GHz and 23 GHz bands. CapEx (excluding spectrum) represented 8% over sales in 9M (-2.4 p.p. y-o-y). OIBDA-CapEx totalled €11m in January-September. 42

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA HISPAM NORTE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - September		% Chg		July - September		% Chg	
	2019	2018	Reported	Organic	2019	2018	Reported	Organic
Revenues	2,880	3,038	(5.2)	(0.4)	895	1,041	(14.0)	(2.5)
Telefónica Colombia	1,061	1,104	(4.0)	1.4	350	383	(8.8)	(1.5)
Telefónica México	912	867	5.2	0.1	300	293	2.6	0.6
Telefónica Centroamérica	483	645	(25.2)	7.9	135	220	(38.6)	10.2
Telefónica Ecuador	367	407	(9.8)	(15.1)	115	142	(18.9)	(22.7)
Telefónica Venezuela	58	16	267.9	0.0	(5)	3	c.s.	0.0
Others & eliminations	(1)	(1)	n.s.	(11.9)	(0)	(0)	n.s.	(17.5)
Service revenues	2,445	2,622	(6.8)	(1.7)	759	902	(15.9)	(4.0)
Telefónica Colombia	952	1,006	(5.4)	(0.1)	313	353	(11.4)	(4.3)
Telefónica México	684	680	0.7	(4.1)	228	231	(1.3)	(3.2)
Telefónica Centroamérica	436	589	(26.0)	5.5	121	201	(40.0)	5.8
Telefónica Ecuador	316	332	(4.9)	(10.5)	103	115	(10.1)	(14.2)
Telefónica Venezuela	58	16	n.s.	—	(5)	3	n.s.	—
Others & eliminations	(0)	(0)	(27.8)	(22.7)	(0)	(0)	(12.2)	(14.1)
OIBDA	799	748	6.8	(14.0)	274	314	(12.6)	(14.1)
Telefónica Colombia	400	408	(2.1)	4.6	137	157	(12.5)	0.1
Telefónica México	100	137	(26.9)	(90.2)	53	40	32.7	(89)
Telefónica Centroamérica	176	189	(7.0)	5.6	45	69	(35.0)	(3.0)
Telefónica Ecuador	115	113	1.7	(13.0)	41	41	(1.6)	(10.4)
Telefónica Venezuela	9	1	n.s.	0.2	(2)	0	c.s.	2.2
Others & eliminations	(2)	(101)	n.s.	13.1	0	7	n.s.	14.5
CapEx	327	297	10.0	2.1	143	133	7.7	0.8
Telefónica Colombia	151	118	27.7	34.9	71	52	37.8	47.3
Telefónica México	89	88	1.2	(23.4)	42	43	(1.8)	(46.1)
Telefónica Centroamérica	47	55	(14.6)	(22.2)	13	23	(46.2)	(9.0)
Telefónica Ecuador	30	35	(13.3)	(19.9)	12	14	(14.8)	(18.9)
Telefónica Venezuela	10	1	n.s.	0.0	5	0	n.s.	(0.2)
Others & eliminations	0	(0)	c.s.	n.s.	0	0	n.s.	n.s.
Spectrum	37	0	n.s.	n.s.	18	0	n.s.	n.s.
Telefónica Colombia	—	—	—	—	—	—	—	—
Telefónica México	18	—	n.s.	n.s.	18	—	n.s.	n.s.
Telefónica Centroamérica	18	0	n.s.	n.s.	0	0	n.s.	n.s.
Telefónica Ecuador	1	—	n.s.	n.s	0	—	n.s.	n.s.
Telefónica Venezuela	—	—	—	—	—	—	—	—
Others & eliminations	(0)	—	—	—	(0)	—	—	n.s.
OIBDA-CapEx	472	451	4.6	(22.7)	131	181	(27.5)	(25.7)
Telefónica Colombia	249	290	(14.2)	(7.7)	66	105	(37.2)	(23.1)
Telefónica México	11	49	(78.1)	c.s.	11	(3)	c.s.	n.s.
Telefónica Centroamérica	130	135	(3.9)	16.2	32	45	(29.1)	0.6
Telefónica Ecuador	85	79	8.4	(10.0)	28	27	5.5	(5.9)
Telefónica Venezuela	(1)	(0)	116	(0.4)	(6)	0	c.s.	4.0
Others & eliminations	(2)	(101)	n.s.	13.1	0	7	n.s.	14.5

Notes:

- T. Hispam Norte consolidated results deconsolidate Telefónica Guatemala's results since 1 January 2019, Telefónica Nicaragua's results since 1 May 2019 and Telefónica Panamá since 1 September 2019.

- January-Septemebr 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.

- OIBDA before management and brand fees.

- After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/ Euro. As of the closing of September 2019 Telefónica uses a synthetic exchange rate of 33,777.1 Venezuelan bolivars soberanos per dollar.

43

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

TELEFÓNICA HISPAM NORTE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	Reported	Organic	2019	2018	Reported	Organic
Revenues	2,880	3,038	(5.2)	(0.4)	895	1,041	(14.0)	(2.5)
Mobile Business	2,344	2,489	(5.8)	(0.8)	727	848	(14.2)	(2.4)
Mobile service revenues	1,909	2,072	(7.9)	(2.6)	591	709	(16.6)	(4.2)
Data revenues	1,177	1,168	0.8	4.4	380	393	(3.4)	7.1
Handset revenues	435	417	4.5	8.1	136	139	(1.9)	6.5
Fixed Business	533	549	(3.1)	0.8	167	193	(13.7)	(3.8)
FBB and new services revenues (1)	318	300	6.0	7.9	99	109	(9.7)	0.6
Pay TV revenues	61	67	(8.9)	(3.5)	20	23	(12.0)	(1.8)
Voice & access revenues	153	182	(15.7)	(9.6)	48	61	(21.4)	(12.7)
Internal expenditure capitalised in fixed assets	33	36	(7.4)	0.6	11	12	(1.5)	12.1
Operating expenses	(2,237)	(2,305)	(2.9)	8.6	(701)	(773)	(9.3)	8.1
Supplies	(922)	(982)	(6.1)	11.2	(296)	(333)	(11.1)	13.6
Personnel expenses	(248)	(263)	(5.5)	(2.0)	(73)	(86)	(15.3)	(4.2)
Other operating expenses	(1,067)	(1,061)	0.6	8.8	(332)	(354)	(6.2)	6.1
Other net income (expense)	50	23	111.7	88.3	29	6	n.s.	257.4
Gain (loss) on sale of fixed assets	86	64	35.3	96.3	41	29	39.6	67.6
Impairment of goodwill and other assets (2)	(12)	(108)	(88.4)	(88.2)	—	—	—	—
Operating income before D&A (OIBDA)	799	748	6.8	(14.0)	274	314	(12.6)	(14.1)
OIBDA Margin	*27.7%*	*24.6%*	*3.1 p.p.*	*(3.8 p.p.)*	*30.7%*	*30.2%*	*0.5 p.p.*	*(3.6 p.p.)*
CapEx	327	297	10.0	2.1	143	133	7.7	0.8
Spectrum	37	—	n.s.	n.s.	18	—	n.s.	n.s.
OIBDA-CapEx	472	451	4.6	(22.7)	131	181	(27.5)	(25.7)

Notes:
- T. Hispam Norte consolidated results deconsolidate Telefónica Guatemala's results since 1 January 2019, Telefónica Nicaragua's results since 1 May 2019 and Telefónica Panamá since 1 September 2019.
- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
- After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/ Euro. As of the closing of September 2019 Telefónica uses a synthetic exchange rate of 33,777.1 Venezuelan bolivars soberanos per dollar.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2) Includes goodwill impairment of €108m in Mexico in April-June 2018.

TELEFÓNICA HISPAM NORTE
ACCESSES
Unaudited figures (Thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	72,590.0	73,145.9	72,902.0	73,555.6	69,657.0	64,377.9	64,923.0	(10.9)
Fixed telephony accesses (1)	3,478.3	3,484.8	3,301.0	3,169.8	2,832.4	2,663.0	2,602.8	(21.2)
Internet and data accesses	1,253.1	1,274.7	1,332.3	1,337.1	1,344.6	1,306.8	1,297.5	(2.6)
Broadband	1,223.2	1,244.0	1,301.4	1,305.6	1,317.1	1,279.2	1,269.9	(2.4)
FTTx	167.7	284.4	302.7	303.7	305.5	308.0	311.7	3.0
Mobile accesses	66,857.0	67,355.8	67,233.7	68,041.1	64,513.3	59,473.4	60,141.1	(10.5)
Prepay	57,061.5	57,360.4	57,226.8	58,010.4	54,623.4	49,787.1	50,578.5	(11.6)
Contract	9,795.4	9,995.4	10,006.9	10,030.7	9,889.9	9,686.3	9,562.7	(4.4)
M2M	1,785.1	1,882.0	1,914.3	1,922.8	1,927.5	1,903.6	1,896.2	(0.9)
Pay TV	1,001.6	1,030.6	1,034.9	1,007.6	966.8	934.8	881.6	(14.8)
Total Acceses Hispam Norte	72,590.5	73,146.4	72,902.5	73,556.1	69,657.0	64,378.4	64,923.0	(10.9)

- T. Guatemala accesses are excluded from 1 January of 2019, T. Nicaragua from 1 May 2019 and T. Panamá from 1 September 2019.
(1) Includes fixed wireless and VoIP accesses.

44

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

SELECTED OPERATIONAL DATA

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	14.7%	14.8%	14.9%	14.7%	15.3%	16.3%	15.9%	1.0 p.p.
Smartphones ('000)	30,059.4	29,995.2	31,376.2	31,960.9	31,644.3	30,608.0	28,870.2	(8.0)
Smartphone penetration (%)	46.6%	46.2%	48.4%	48.6%	50.9%	53.4%	49.8%	1.4 p.p.
LTE ('000)	14,761.5	16,069.9	17,392.6	19,506.4	20,373.8	21,235.5	21,058.0	21.1
LTE penetration (%)	22.7%	24.6%	26.6%	29.5%	32.6%	36.9%	36.2%	9.5 p.p.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg
Revenues	1,061	1,104	(4.0)	1.4	350	383	(8.8)	(1.5)
Mobile Business	657	671	(2.1	3.5	217	233	(6.7)	0.7
Mobile service revenues	548	572	(4.3)	1.1	180	202	(10.9)	(3.8)
Data revenues	353	339	4.0	9.9	122	118	3.7	11.8
Handset revenues	109	98	10.7	16.9	37	31	21.1	30.6
Fixed Business	401	434	(7.5)	(2.3)	132	151	(12.6)	(5.6)
FBB and new services (1)	235	240	(1.9	3.5	78	85	(8.3)	(1.0)
Pay TV	57	64	(11.1)	(6.0)	20	22	(9.8)	(2.7)
Voice & access revenues	108	129	(16.2)	(11.4)	34	43	(22.5)	(16.1)
OIBDA	400	408	(2.1)	4.6	137	157	(12.5)	0.1
OIBDA margin	37.7%	37.0%	*0.7 p.p.*	*1.1 p.p.*	39.2%	40.9%	*(1.7 p.p.)*	*0.7 p.p.*
CapEx	151	118	27.7	34.9	71	52	37.8	47.3
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	249	290	(14.2)	(7.7)	66	105	(37.2)	(23.1)

Notes:

- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.

- OIBDA is presented before management and brand fees.

(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	18,116.5	18,515.9	18,728.2	19,067.3	19,191.2	19,268.5	19,257.0	2.8
Fixed telephony accesses (1)	1,619.8	1,635.8	1,626.0	1,582.4	1,561.0	1,520.6	1,497.3	(7.9)
Internet and data accesses	1,233.9	1,245.8	1,247.7	1,220.4	1,205.7	1,185.6	1,176.7	(5.7)
Broadband	1,220.2	1,232.2	1,234.2	1,207.1	1,193.6	1,173.3	1,164.1	(5.7)
FTTx	167.7	284.4	302.7	303.7	305.5	308.0	311.7	3.0
Mobile accesses	14,716.1	15,070.6	15,290.6	15,716.3	15,884.3	16,029.1	16,060.0	5.0
Prepay	11,003.8	11,298.3	11,469.3	11,880.8	12,015.3	12,097.7	12,064.5	5.2
Contract	3,712.3	3,772.3	3,821.3	3,835.5	3,869.0	3,931.4	3,995.4	4.6
M2M	452.1	480.2	491.5	487.9	485.6	478.3	491.6	0.0
Pay TV	546.7	563.8	563.9	548.2	540.2	533.2	523.0	(7.2)
Total Accesses	18,117.0	18,516.4	18,728.7	19,067.8	19,191.2	19,269.0	19,257.0	2.8

(1) Includes fixed wireless and VoIP accesses.

45

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

SELECTED OPERATIONAL DATA

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	25.2%	25.0%	25.0%	24.4%	24.4%	24.5%	24.9%	(0.1 p.p.)
Smartphones ('000)	6,069.0	6,304.2	6,539.8	6,887.2	7,005.5	7,164.7	6,945.4	6.2
Smartphone penetration (%)	42.9%	43.6%	44.6%	45.5%	45.9%	46.1%	44.6%	0.1 p.p.
LTE ('000)	4,585.6	5,006.8	5,492.4	6,030.8	6,536.1	6,946.0	7,203.5	31.2
LTE penetration (%)	32.1%	34.3%	37.1%	39.6%	42.4%	44.7%	46.3%	9.2 p.p.
Mobile churn (quarterly)	3.4%	3.2%	3.3%	3.0%	3.2%	3.0%	3.2%	(0.1 p.p.)
Contract (1)	1.7%	1.6%	1.7%	1.9%	1.8%	1.8%	1.8%	0.1 p.p.
Mobile churn (cumulative YTD)	3.4%	3.2%	3.2%	3.2%	3.2%	3.1%	3.1%	(0.1 p.p.)
Contract (1)	1.7%	1.6%	1.6%	1.7%	1.8%	1.8%	1.8%	0.2 p.p.
Mobile ARPU (EUR)(cumulative YTD)	4.0	4.0	4.0	3.9	3.6	3.5	3.5	(6.7)
Prepay	1.1	1.1	1.1	1.0	0.9	0.9	0.9	(5.8)
Contract (1)	13.4	13.4	13.5	13.3	12.5	12.3	12.1	(5.3)
Mobile data traffic (TB) (cumulative YTD)	31,191	65,600	105,536	152,025	49,686	104,975	167,827	59.0
Fixed telephony ARPU (EUR) (cumulative YTD)	8.0	8.1	8.2	8.1	7.7	7.5	7.2	(6.2)
Pay TV ARPU (EUR) (cumulative YTD)	12.5	12.6	12.8	11.7	11.9	11.4	11.7	(3.5)
Broadband ARPU (EUR) (cumulative YTD)	10.6	10.9	11.1	11.2	11.1	11.2	11.3	7.0
Fixed data traffic (TB) (cumulative YTD) (2)	295,782	619,750	964,597	1,338,012	451,809	907,557	1,404,397	45.6

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1) Excludes M2M.

(2) Includes solely traffic pertaining to FBB accesses, not Business customers.

TELEFÓNICA MEXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg	
	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg
Revenues	912	867	5.2	0.1	300	293	2.6	0.6
Service revenues	684	680	0.7	(4.1)	228	231	(1.3)	(3.2)
Data revenues	398	352	13.3	7.9	139	123	13.4	18.1
Handset revenues	227	187	21.6	15.8	73	62	16.9	14.7
OIBDA	100	137	(26.9)	(90.2)	53	40	32.7	(89.1)
OIBDA margin	*11.0%*	*15.8%*	*(4.8 p.p.)*	*(14.2 p.p.)*	*17.8%*	*13.7%*	*4.0 p.p.*	*(12.0 p.p.)*
CapEx	89	88	1.2	(23.4)	42	43	(1.8)	(46.1)
Spectrum	18	—	n.s.	n.s.	18	—	n.s.	n.s.
OIBDA-CapEx	11	49	(78.1)	c.s.	11	(3)	c.s.	n.s.

Notes:

- January-September 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-September 2018 results reported under prior accounting IAS 17.

- OIBDA is presented before management and brand fees.

46

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

ACCESSES

Unaudited figures (Thousands)

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Mobile accesses	25,269.3	25,499.9	25,525.0	26,309.9	25,502.3	24,567.3	26,926.3	5.5
Prepay	22,977.1	23,124.3	23,193.1	23,947.0	23,136.6	22,169.1	24,499.9	5.6
Contract	2,292.2	2,375.6	2,331.9	2,362.9	2,365.7	2,398.2	2,426.4	4.1
M2M	932.7	982.8	1,002.1	1,012.1	1,020.0	1,020.9	1,006.4	0.4
Fixed Wireless	750.6	768.6	706.9	703.1	635.1	572.0	575.2	(18.6)
Total Accesses	26,019.9	26,268.5	26,231.9	27,013.0	26,137.4	25,139.3	27,501.4	4.8

SELECTED OPERATIONAL DATA

Unaudited figures

	2018				2019			
	March	June	September	December	March	June	September	% Chg
Contract percentage (%)	9.1%	9.3%	9.1%	9.0%	9.3%	9.8%	9.0%	(0.1 p.p.)
Smartphones ('000)	11,339.0	11,020.6	11,464.6	11,351.1	11,494.7	12,066.1	11,585.3	1.1
Smartphone penetration (%)	46.7%	45.0%	46.8%	44.9%	47.0%	51.3%	44.7%	(2.1 p.p.)
LTE ('000)	5,427.6	5,591.8	5,828.7	6,589.6	6,996.1	7,520.5	7,429.5	27.5
LTE penetration (%)	22.3%	22.8%	23.8%	26.0%	28.6%	31.9%	28.7%	4.9 p.p.
Mobile churn (quarterly)	3.7%	3.6%	3.8%	3.2%	4.7%	5.2%	0.7%	(3.1 p.p.)
Contract (1)	3.1%	4.1%	4.6%	4.0%	3.3%	3.2%	3.1%	(1.5 p.p.)
Mobile churn (cumulative YTD)	3.7%	3.6%	3.7%	3.6%	4.7%	5.0%	3.5%	(0.2 p.p.)
Contract (1)	3.1%	3.6%	3.9%	4.0%	3.3%	3.2%	3.2%	(0.7 p.p.)
Mobile ARPU (EUR)(cumulative YTD)	2.4	2.4	2.4	2.3	2.3	2.4	2.4	(3.5)
Prepay	1.9	2.0	2.0	1.9	1.9	2.0	2.0	(3.2)
Contract (1)	11.4	10.4	10.5	9.5	10.9	10.8	10.7	(2.7)
Mobile data traffic (TB) (cumulative YTD)	46,704	101,195	170,382	261,553	105,005	226,080	358,400	(3.1)

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1) Excludes M2M.

47

Telefónica
RESULTS
JANUARY | SEPTEMBER 2019

08

ADDENDA

Key Holdings of the Telefónica Group

	% Stake
TELEFÓNICA ESPAÑA	
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Acens Technologies	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	69.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPAM SUR	
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.1
TELEFÓNICA HISPAM NORTE	
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Costa Rica (1)	100.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador (2)	59.6

	% Stake
OTHER STAKES	
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U	50.0
Telefónica Digital	100.0
China Unicom	0.6
BBVA	0.7
Prisa (3)	9.4

(1) In February 2019, Telefónica Centroamérica Inversiones,S.L. aagreed the sale of the entire share capital of Telefónica Costa Rica, Telefonia Celular Nicaragua and Telefónica Móviles Panamá . The sale of T. Costa Rica is subject to the applicable regulatory conditions while the closing of the sale of Telefónica Nicaragua and Telefónica Panamá took place on May, 16 and August, 29 respectively, after obtaining the pertinent regulatory approvals.
(2) In January 2019, Telefonica Centroamérica Inversiones, S.L. agreed the sale of 99.3% share capital of Telefónica Móviles El Salvador, S.A. The sale is subject to obtaining the corresponding regulatory approvals.
(3) As of 20 February 2018, stake communicated to CNMV.

48

Changes to the Perimeter During the January-June 2019 period, the following changes have been made to the perimeter of consolidaton: – On 24 January 2019, Telefónica Centroamérica Inversiones, S.L., 60% of which is owned, directly and indirectly, by Telefonica and 40% by Corporación Multi Inversiones, has reached an agreement with América Móvil for the sale of the entire share capital of Telefónica Guatemala and 99.3% of Telefónica El Salvador. The closing of the sale of T. El Salvador is subject to the applicable regulatory conditions, while the closing of the sale of T. Guatemala took place in such date. – On 20 February 2019, Telefónica reached an agreement with Millicom International Cellular for the sale of the entire share capital of Telefónica Costa Rica, and for the sale by Telefónica's subsidiary Telefónica Centroamérica Inversiones, S.L., of the entire share capital of Telefónica Panamá and Telefónica Nicaragua. The closing of the sale of Telefónica Costa Rica is subject to the applicable regulatory conditions, while the closing of the sale of Telefónica Nicaragua and Telefónica Panamá took place on May, 16 and August, 29 respectively, after obtaining the pertinent regulatory approvals. – On 14 February 2019, following the agreement Telefónica reached on 8 November 2018 with Grupo Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A., the closing of such sale took place, after obtaining the pertinent regulatory approvals. – On July 25, Telefónica transferred 9 Data Centers located in 6 jurisdictions (Spain, Brazil, Mexico, Peru, Chile and Argentina) to a company controlled by Asterion Industrial Partners SGEIC (Asterion). According to the agreement reached with Asterion last May 8, after the sale of these 9 Data Centers, 2 Data Centers are pending to be transferred where the effective transfer is subject to several authorizations and administrative procedures. 49

Alternative performance measures Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016. The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS. The APM included in this report are: Operating Income Before Depreciation and amortisation, Net Financial Debt, Net Financial Debt plus leases and Net Financial Debt plus commitments, Leverage Ratio, Free cash flow and Free cash flow excluding lease principal payments, Organic Result and Underlying Result. Operating income before amortisation (OIBDA) Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income. Furthermore, the Group uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues. As a result of the entry into force of the new standard IFRS 16 Leases, in 2019 most of lease expenses that under prior accounting standard affected operating income, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16. Nonetheless, in order to ensure comparability vs. prior year figures, organic variations exclude the effect of IFRS 16 adoption (see Organic Result below). The detailed reconciliation of Telefónica Group's OIBDA and Operating Income and each of its segments, can be found in this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t3-data.zip”. OIBDA is also defined on the financial information published by the Group as of June 30, 2019 (see particularly Note 2 of the Condensed Consolidated Interim Financial Statements for the first half of 2019). Debt indicators a) Net financial debt and Net financial debt plus leases and Net financial debt plus commitments As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest- bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in our consolidated statement of financial position). In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets. After the entry into force of IFRS 16 Leases, the distinction between finance leases and operating leases disappears for the purpose of computing the payment obligation. As a result, for comparison purposes, the net financial debt figure of the comparative periods has been modified to exclude the lease liability of finance leases (€202m as of December 31, 2018), and the new indicator “Net financial debt plus leases” has been included in 2019, which is calculated by adding to the net financial debt lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This new indicator cannot be presented comparatively for periods prior to 2019. 50

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits. We believe that net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position. The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt, net financial debt plus leases and net financial debt plus commitments at the end of June 2019 can be found on page 15 of this document and in the financial information contained in “https://www.telefonica.com/ documents/162467/145168336/rdos19t3-data.zip”. Net financial debt is also defined on the financial information published by the Group as of June 30, 2019 (see Note 2 of the Condensed Consolidated Interim Financial Statements for the first half of 2019). b) Leverage ratio The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA. Likewise, for these purposes OIBDA excludes the impact of IFRS 16 and includes the expense corresponding to the amortisation of assets under finance leases whose payment obligation has been excluded from the calculation of net financial debt in comparative periods, as explained above. The reconciliation of the leverage ratio can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t3-data.zip”. Free Cash Flow The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees. After the entry into force of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of the first half of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" has been added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019. We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows. The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight- line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t3-data.zip”. Free cash flow is also defined in the financial information published by the Group as of June 30, 2019 (see Note 2 of the Condensed Consolidated Interim Financial Statements for the first half of 2019). 51

Organic Result Year-on-year changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors: – They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms. – Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies. For the purposes of this document, "organic" variation 2019/2018 is defined as the reported variation adjusted by the following factors: – Assumes average constant foreign exchange rates of 2018, except for Venezuela (2019 and 2018 results converted at the closing synthetic exchange rate for each period). – Excludes the hyperinflation adjustment in Argentina. – Considers a constant perimeter of consolidation. – Excludes in 2019 the impact of IFRS 16 accounting change. – At OIBDA and Operating Cash Flow levels, excludes write-offs, capital gains/losses from the sale of companies, restructuring expenses and non-recurrent material impacts. – CapEx also excludes investment in spectrum. Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t3- data.zip”. The Management Report of Telefónica Group contained in the Condensed Consolidated Interim Financial Statements for the first half of 2019 also includes the description of the adjustments for the calculation of the organic variations. Underlying Result “Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result. Likewise, due to the entry into force of IFRS 16 in 2019, it has been considered appropriate to present the underlying result in accordance with current accounting standards (previously presented excluding the impact of IFRS 16). As in the case of the measures “Net financial debt plus leases” and “Free cash flow excluding principal lease payments” explained above, this measure cannot be presented comparatively with periods prior to 2019. However, the Company provides quarterly data for 2019. The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because: – It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business. – The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies. 52

For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors: – Excludes write-downs, capital gains/losses from the sale of companies, restructuring expenses and material non- recurrent impacts. – Amortisation of intangible assets from purchase price allocation processes is also excluded. Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/145168336/rdos19t3-data.zip”. 53

DISCLAIMER  This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the  Telefónica  Group  (hereinafter,  the  "Company"  or  "Telefónica")  or  otherwise.  These  Statements  may  include  financial  forecasts and estimates  based  on  assumptions  or  statements  regarding  plans,  objectives  and  expectations  that make  reference to different matters, such as the customer base and its evolution, growth of the different business lines and of  the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other  aspects related to the activity and situation of the Company.  The  Statements  can  be  identified,  in  certain  cases,  through  the  use  of  words  such  as  “forecast”,  "expectation",  "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements  reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee  of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to  materially differ from those expressed or implied by such Statements.  These  risks  and  uncertainties  include  those  identified  in  the  documents  containing  more  comprehensive  information filed by Telefónica before the different  supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National  Securities Market Commission.  Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt  them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its  business development strategy or any other unexpected circumstance.  This  document  may  contain  summarized,  non-audited  or  non-GAAP  financial  information.  The  information  contained  herein  should  therefore  be  considered  as  a  whole  and  in  conjunction  with  all  the  public  information  regarding  the  Company  available,  including,  if  any,  other  documents  released  by  the  Company  that  may  contain  more  detailed  information. Information related to Alternative Performance Measures (APM) used in the present document are included  in the Appendix “Alternative performance measures”, page 50 of this document. Moreover, recipients of this document  are invited to read our condensed consolidated interim financial statements and consolidated interim management report  for the six-month period ended June 30, 2019 submitted to the Spanish National Securities Market Commission (CNMV),  in Note 2, page 15, of the pdf filed.  Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation  of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.    Investor Relations  Distrito Telefónica - Ronda de la Comunicación, s/n  28050 Madrid (Spain)  Telephone: +34 91 482 87 00  Pablo Eguirón (pablo.eguiron@telefonica.com)  Isabel Beltrán (i.beltran@telefonica.com)  Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)  FOLLOW US:  Christian Kern (christian.kern@telefonica.com)  ir@telefonica.com  www.telefonica.com/accionistaseinversores

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Telefónica, S.A. Date: November 5, 2019 By: /s/ Laura Abasolo García de Baquedano Name: Laura Abasolo García de Baquedano Title: Chief Finance and Control Officer